COLONY[SM]

BANKCORP, INC




UPSON
MUSCOGEE
HOUSTON
TREUTLEN
CHATHAM
DOUGHERTY
WORTH
TIFT
COLQUITT
BROOKS
LOWNDES

Annual Report 2004


COLONY
BANKCORP, INC

Table of Contents


COLONY
BANKCORP, INC

Financial Highlights

Colony Bankcorp, Inc. and Subsidiaries

For the Year:	2004	2003
Net Income	$ 8,069,294	$ 6,815,625
Return on Average Assets	0.86 %	0.83 %
Return on Average Stockholders' Equity	13.67 %	12.66 %

Per Share:	2004	2003
Net Income (based on Average Weighted Shares of 5,704,822 and 5,701,540, respectively)	$ 1.41	$ 1.19
Book Value (based on Outstanding Shares of 5,738,343 and 5,727,968, respectively)	$ 10.76	$ 9.77

*Per share data adjusted to reflect 5-for-4 stock split effective September 1, 2003

At Year End:	2004	2003
Assets	$ 997,590,995	$ 868,605,807
Securities	112,593,298	110,407,566
Loans	779,834,623	655,854,215
Deposits	850,329,382	732,318,149
Stockholders' Equity	61,762,963	55,957,675

Average Balance for the Year:	2004	2003
Assets	$ 938,283,000	$ 816,666,000
Securities	110,877,000	92,846,000
Loans	734,846,000	630,136,000
Deposits	795,505,000	688,624,000
Stockholders' Equity	59,037,000	53,843,000


COLONY
BANKCORP, INC



L. Morris Downing, Jr.
Chairman of the Board



James D. Minix
Chief Executive Officer

We hope the charts on the pages that follow helps convey to you, our shareholder, a feeling of pride shared by all directors, officers, and employees of Colony Bankcorp.

As we continue to emphasize the expansion program begun ten years ago, our well established strategy of aggressive lending accompanied with intensive monitoring is the engine behind one successful market entry after another. Building on one success at a time, the Colony logo is a symbol of recognition and respect throughout middle and South Georgia. This symbol, of the Colony brand of community banking, supports our strategies and further establishes the widely recognized logo.

Colony's decentralized structure with over 300 empowered, well-trained staff members continue to execute well throughout the company. Therein, lies the strength and advantage of Colony over its competitors. With tactical support from the company, management of all 27 offices is free to focus on business development and customer service.

In these challenging times of the Sarbanes-Oxley environment and the ever increasing size of lending transactions, Colony's posture of board oversight, compliance, and executive development portends operational excellence into the future.

Colony shareholders are represented by a Board of Directors, highly capable and successful, with eight outside independent members. With the exception of the Executive Committee, of which the Chief Executive is a member, the Audit, Compensation, and Governance Committees are all comprised entirely of independent outside Directors. The entire Board is


COLONY
BANKCORP, INC

fully engaged and doesn't hesitate to question management on its thought process and philosophy.

As mentioned in last year's letter, risk management in the compliance area has been a major and almost consuming effort by financial institutions. Partly, increased enforcement of old regulations and the new far-reaching financial reporting rules of Sarbanes-Oxley have greatly increased regulatory over-sight and penalties. Colony has responded by increasing staff, redirecting work programs, and retaining outside consulting firms to help develop and implement new policies and procedures. This effort, dictated mostly by the Enron scandal and the 9/11 tragedy, has cost Colony shareholders several hundred thousand dollars in the last twenty-four months. These expenditures merely enhance the high standards to which Colony always subscribed.

The substantial growth experienced by Colony has made it apparent that additional hands on administration of various activities across the entire company, with a new level of energy, is appropriate. To that end, the Board of Directors has elected Al D. Ross, President and Chief Operating Officer to handle the day-to-day business activities of the company. Mr. Ross has been the Chief Credit Officer for the last two years and will retain that responsibility.

After reviewing the overall performance of our company during 2004, we are filled with pride. Our continued growth in loans, earnings, and branch offices gives us strong momentum for future periods.

On behalf of the Board of Directors, management, and staff we thank you for your continued support and confidence.

Sincerely,

L. Morris Downing, Jr.
Chairman of the Board

James D. Minix
Chief Executive Officer


COLONY
BANKCORP, INC

Senior Management Team

"There is a direct correlation between the quality of our 300 staff members and the performance of Colony. With our denovo expansion, we build great offices in great locations, and give great customer service. But, at the end of the day, it is our people doing business the Colony way who are growing and establishing our brand."

The Senior Management Team

Clockwise: Al D. Ross, President/Chief Operating Officer; Walter P. Patten, Executive Vice President; James D. Minix, Chief Executive Officer; Terry L. Hester, Chief Financial Officer; David Griffin, President, Colony Management Services.

COLONY BANKCORP, INC

Board of Directors



L. Morris Downing, Jr.
Chairman of the Board
Owner – Lowell Packing Company
Fitzgerald, Georgia



James D. Minix
Chief Executive Officer
Colony Bankcorp, Inc.
Fitzgerald, Georgia



R. Sidney Ross
Vice Chairman of the Board
Owner – Ross of Georgia
Ocilla, Georgia



Honorable Terry Coleman
Former Speaker of the House
Georgia General Assembly
Eastman, Georgia





Edward J. Harrell
Attorney – Managing Partner
Martin – Snow, LLP
Macon, Georgia



Terry L. Hester
EVP – CFO Colony Bankcorp, Inc.
Fitzgerald, Georgia



Charles E. Myler
Retired FDIC
Albany, Georgia



Walter P. Patten
EVP – Colony Bankcorp, Inc.
Fitzgerald, Georgia


COLONY
BANKCORP, INC

Board of Directors



W. B. Roberts, Jr.
Farmer - Cattleman
Ashburn, Georgia



Al D. Ross
President / Chief Operating Officer
Colony Bankcorp, Inc.
Fitzgerald, Georgia



B. Gene Waldron
Owner – Tri County Gin
Douglas, Georgia

Photo Not Available:
DeNean Stafford
Stafford Development
Tifton, Georgia



Emeritus Directors

Sitting: Ben B. Mills, Joe K. Shiver.
Standing: Marion H. Massee, III, Harold Kimball, Milton N. Hopkins, Jr., Ralph D. Roberts, M.D.


COLONY
BANKCORP, INC

Consistency in the growth of our balance sheet combined with consistency in operational performance has established Colony as one of the premier banking companies in Georgia.

From 2000, Colony has grown at a 17.69% compounded annual growth rate representing an increase of $477.7 million. Acquired assets account for $106 million of the increase while $371.7 million represents internal growth.


Total Assets
Millions
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
17.69% CAGR
$519,902
$621,548
$781,101
$868,606
$997,591
2000
2001
2002
2003
2004

The growth of our company has been fueled with our aggressive philosophy toward lending that has been matched by intensive management of the liability side of our balance sheet. Deposits have grown at a compound annual growth rate of 17.24% since 2000. Core deposits account for 27.69% of our total deposits on December 31, 2004.


Total Deposits
Millions
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
17.24% CAGR
$450,012
$528,017
$664,594
$732,318
$850,329
2000
2001
2002
2003
2004

Additional growth in core deposits is a significant component of our incentive grid for 2005. This initiative along with paying competitive rates on time deposits will enable us to contain non-traditional funding at the present level of 14.10% of our balance sheet. Federal Home Loan Bank advances, included in our non-traditional funding, are monitored against peer advances for assurance that our utilization is conservative.

In combination with the intense management of funding issues, management keeps tight control on non-interest expense with the result being a very favorable efficiency ratio, even during a period of de novo branch expansion.


Net Earnings Growth
Millions
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
15.63% CAGR
$4,513
$4,866
$5,752
$6,816
$8,069
2000
2001
2002
2003
2004

The balance between extraordinary growth and tight controls on expenses and credit quality has rewarded Colony shareholders with a matching increase in growth of net earnings and earnings per share.


Return on Average Equity
15.00%
14.00%
13.00%
12.00%
11.00%
10.00%
3.05% CAGR
12.12%
11.40%
12.01%
12.66%
13.67%
2000
2001
2002
2003
2004

In order to support our business model of expanding the Colony franchise into high growth


COLONY
BANKCORP, INC


Earnings Per Share
$1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
14.86% CAGR
$0.81
$0.89
$1.03
$1.19
$1.41
2000
2001
2002
2003
2004

MSA's the Board of Directors has established a policy of cash dividend payouts of approximately 22% of net earnings. With our continued performance, this payout ratio has resulted in a compound annual growth rate of 19.98% in dividends per share since 2000.


Dividend Payout
0.35
0.3
0.25
0.2
.015
0.1
0.05
0
19.98% CAGR
0.152
0.192
0.22
0.2705
0.315
2000
2001
2002
2003
2004

This paints a pretty graphic picture of our recent history and management's commitment to the future and continued focus on enhancement of shareholder value.

Terry L. Hester
EVP, Chief Financial Officer


COLONY
BANKCORP, INC

Colony's consistent loan growth over the past four years demonstrates our commitment to growing the economies of the markets we serve. Total loans increased to $779 million up $125 million or 19.1% from 2003 loans of $654 million.


Total Loans
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
Millions
18.91% CAGR
$389,515
$456,055
$571,871
$654,210
$778,680
2000
2001
2002
2003
2004

Since year end 2000, Colony has more than doubled its loans producing a compound average growth rate (CAGR) of 19%. This growth is the result of aggressive business development efforts at the bank level.


Consolidated Loan Funding
Pipe Line (in 000'S)
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$57,929
$66,596
$91,075
2002
2003
2004

Over the past few years, Colony's loan funding pipeline has seen substantial growth as well. The loan funding pipeline was $91 million at year end 2004, which represents a 37% increase from 2003. The growing pipeline confirms the company's momentum in top line revenue growth through our lending activities at the bank level. Colony's aggressive attitude toward lending along with the company's growing lending opportunities throughout Middle and South Georgia will allow the momentum in increasing revenues to continue in 2005.

While Colony has been aggressively growing top line revenue through lending activities, the company continues to make substantial provisions for potential loan losses as well.


Reserves Loan Losses
$12,000
$10,000
$8,000
$6,000
$4,000
Millions
15.32% CAGR
$5,661
$6,159
$7,364
$8,516
$10,012
2000
2001
2002
2003
2004

Colony's Reserve for Loan Losses totaled $10 million at the end of 2004, up $1.5 million or 17.6% from year end 2003 and $4.3 million or 77% over the past four years.


Net Losses to Total Loans
0.50%
0.40%
0.30%
0.20%
0.33%
0.32%
0.39%
0.46%
0.27%
2000
2001
2002
2003
2004

During the same period, net losses declined to a four year low of 0.27% of total loans during 2004. Colony's growth paradigm has been supported with a commitment to credit quality and improved oversight by Colony Bankcorp. While the company's loan growth has consistently outpaced peers, the company's overall underlying credit quality has continued to improve.

The company noted substantial improvement in credit quality during 2004.


% of Classified Loans to Total Capital and Allowance for Loan Loss
40.00%
35.00%
30.00%
25.00%
20.00%
27.6%
32.7%
27.1%
29.7%
24.0%
2000
2001
2002
2003
2004

The company reduced classified loans as a % of total capital to a record low of 23.98% down from 29.7% at the end of 2003. In addition, classified assets declined as a % of total capital and in total dollars in 2004.


Classified Assets
Millions
$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
$12.7
$15.7
$15.9
$19.2
$17.2
2000
2001
2002
2003
2004

Classified assets declined to $17.2 million after elimination of nearly $2 million in ORE that was acquired in 2003. In addition, Colony's commitment to improving its overall credit quality while simultaneously providing substantial contributions for potential losses will enable the company to continue to focus on its aggressive lending into the foreseeable future.

Colony's outlook for continued loan growth remains optimistic. That's because the overall economic outlook for middle and southern Georgia remains favorable for both residential construction and small business expansion. The company's MSA markets forecasted growth rate remains above the state average in population, income, and sales growth. We plan to continue our focus to expand our business presence in the larger central and southern Georgia markets. These communities are a natural fit for the company's continued branch expansion plans. Additionally, forecast for growth remains strong in nearly all of Colony's markets to include Tifton, Douglas, Moultrie, and Cordele. With the company's diverse markets, Colony is positioned to take advantage of continued growth into the foreseeable future.



New Home Construction – Warner Robins

Colony's loan growth has been diverse and widespread in all communities served by the company. In particular, we have experienced solid growth in residential and commercial construction lending. Housing starts in Warner Robins, Savannah, Albany/Lee, Valdosta, and Columbus continues to outpace the state average and we've worked to gain momentum in all these growing markets.



New Home Construction - Valdosta



New Home Construction – Savannah

There is something special about new home construction for any customer. It's one of the most exiting events for an individual, couple, or family. Home ownership is the basis of the "American Dream" and Colony wants to be a part of our customer's hopes and dreams. That's why real estate lending is our strength. We know our knowledge and commitment to quick service makes it easier for both individuals and contractors to get a project started. Most of our "big bank" competitors can't do business as quickly as we can. In construction projects, we know time is money and we are committed to making the most of our customer's money and time.



Small Business Expansion – Douglas

Colony also understands the small business owner as well. No other business or industry makes as much happen in our communities as the small business owner. They put their heart, soul, and finances at risk everyday and we respect that kind of commitment. We share the same vision with our small business customers in every city Colony services. Like the small business owner, we want to succeed, grow, and see the benefit of our efforts by delivering products and services better than our competition. We believe that takes a partnership that goes deeper than just the numbers. We build small business relationships on being ready to meet their needs year after year. That's the Colony commitment.



Commercial Building – Warner Robins

Loan growth has fueled our earnings over the past year. Colony's aggressive attitude toward increased top line revenue growth has been supported through an expanding branch banking network. The growth in loans and earnings did not happen overnight. It is the result of nearly 10 years of planned capital leverage, loan portfolio diversification, and branch expansion by the company's senior management team. The company has maintained an average annualized loan growth rate of 19% over the past four years. We are very optimistic about continued loan opportunities throughout the 18 counties and 27 banking offices Colony serves in middle and southern Georgia because of our "do business attitude" throughout the company.

Al D. Ross
President & Chief Operating Officer

Our strong balance sheet and operating performance allows us to continue our ten year pursuit of an aggressive organic growth model. During 2004, we opened five new offices. Three of those offices marked our entry into the robust markets of Thomaston, Savannah, and Columbus.



Thomaston Office, Acquired March 2004

The $38,000,000 deposit Thomaston office was acquired from an Atlanta based holding company in March and is our most northern located market just 28 miles south of the Griffin MSA. Entry into the MSA markets of Savannah and Columbus was accomplished by establishing Loan Production Offices. Those offices located on Abercorn and Veterans Parkway, respectively have been very successful in opening new markets to experience the Colony brand of community banking. The Savannah office will relocate to a new full service 7,000 square feet facility on Hodgson Memorial the middle of 2005 and the Columbus office will relocate to Bradley Park Drive in the fall.



Savannah Office – June 2005

The Chehaw and Village Plaza offices opened in the Albany/Lee County and Tifton markets in the spring and summer respectively. These offices represent fill-in as they were opened in well established Colony markets and are investments of shareholder super dollars. Chehaw is a 4,000 square feet prototype and Village Plaza is a replication of the Colony strip center office, which has been highly successful, in the Valdosta market.



Chehaw, Dougherty – Opened March 2004


COLONY BANK

Village Plaza, Tifton – July 2004

In addition to the new offices slated to open in Savannah and Columbus, the second Valdosta office will open April 2005 at Camelot Crossing. The 5,000 square feet office will showcase a roof of Spanish tile made prominent in the area by Valdosta State University.


COLONY
BANKCORP, INC



Camelot Crossing, Valdosta – April 2005

The second Houston County office will open in Centerville during July, one block west of the heavily traveled Watson Boulevard.


COLONY BANK

Loan Production, Columbus September 2004


Future Home
COLONY
1290 S. HOUSTON LAKE RD.

Centerville Office – July 2005

Our expansion strategy is to invest hard dollars in the future development of Colony on a continuing basis. We do not try to predict the direction of the economy; instead, we invest for the long term perspective albeit at the expense of higher short term profits.

While not making an attempt to predict the direction of the economy, we have selected highly diversified growth markets in MSA's near enough to leverage our present management capabilities. We feel these markets offer wonderful opportunities for future expansion of the Colony franchise for many years.

With our decentralized organization and critical mass, we can out service the mega regional banks and fund customer needs far beyond the capabilities of stand-a-lone community banks. This gives Colony an almost unique opportunity being the only holding company in its peer group to recycle shareholder earnings through an aggressive denovo branching program.

Walter Patten, EVP
Supervision and Development



Consolidated Financial Statements

December 31, 2004 and 2003

(with Independent Accountants' Report thereon)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Colony Bankcorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of **Colony Bankcorp, Inc. and Subsidiaries** as of December 31, 2004 and 2003 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colony Bankcorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Colony Bankcorp, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2005 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

McNair, McLemore, Middlebrooks & Co., LLP

McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

Macon, Georgia
February 28, 2005


COLONY
BANKCORP, INC

Consolidated Balance Sheets

For The Years Ended December 31

ASSETS	2004	2003
Cash and Cash Equivalents		
Cash and Due from Banks	**$ 20,950,188**	$ 22,355,476
Federal Funds Sold	**43,996,794**	37,368,383
	64,946,982	59,723,859
Interest-Bearing Deposits	**3,228,690**	11,614,703
Investment Securities		
Available for Sale, at Fair Value	**112,512,279**	110,327,145
Held to Maturity, at Cost (Fair Value of $81,019 and $80,421 as of December 31, 2004 and 2003, Respectively)	**81,019**	80,421
	112,593,298	110,407,566
Federal Home Loan Bank Stock, at Cost	**4,479,100**	3,000,000
Loans Held for Sale	**1,190,937**	1,677,308
Loans	**778,680,237**	654,209,623
Allowance for Loan Losses	**(10,012,179)**	(8,515,840)
Unearned Interest and Fees	**(36,551)**	(32,716)
	768,631,507	645,661,067
Premises and Equipment	**21,823,847**	17,570,955
Other Real Estate	**1,126,716**	2,724,084
Goodwill	**2,412,338**	448,043
Other Assets	**17,157,580**	15,778,222
Total Assets	**$ 997,590,995**	$ 868,605,807

LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-Bearing	**$ 68,169,047**	$ 64,043,551
Interest-Bearing	**782,160,335**	668,274,598
	850,329,382	732,318,149
Borrowed Money		
Subordinated Debentures	**19,074,000**	14,434,000
Other Borrowed Money	**61,449,635**	61,183,757
	80,523,635	75,617,757
Other Liabilities	**4,975,015**	4,694,226
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, Par Value $1 a Share; Authorized 20,000,000 Shares, Issued 5,738,343 and 5,727,968 Shares as of December 31, 2004 and 2003, Respectively	**5,738,343**	5,727,968
Paid-In Capital	**23,713,200**	23,498,550
Retained Earnings	**33,119,090**	26,857,379
Restricted Stock – Unearned Compensation	**(210,833)**	(129,874)
Accumulated Other Comprehensive Income (Loss), Net of Tax	**(596,837)**	21,652
	61,762,963	55,975,675
Total Liabilities and Stockholders' Equity	**$ 997,590,995**	$ 868,605,807

The accompanying notes are an integral part of these balance sheets.


COLONY
BANKCORP, INC

Consolidated Statements of Income

For The Years Ended December 31

	2004	2003	2002
Interest Income			
Loans, Including Fees	**$ 47,503,663**	$ 42,793,980	$ 40,418,495
Federal Funds Sold	**418,957**	359,462	483,294
Deposits with Other Banks	**74,888**	151,504	163,817
Investment Securities			
U. S. Government Agencies	**3,287,948**	2,263,339	3,130,493
State, County and Municipal	**283,857**	304,690	343,800
Corporate Obligations	**224,366**	377,520	840,691
Other Investments	**27,617**	44,974	71,715
Dividends on Other Investments	**108,748**	122,471	138,924
	51,930,044	46,417,940	45,591,229
Interest Expense			
Deposits	**15,174,581**	15,464,663	19,582,251
Federal Funds Purchased	**4,927**	968	2,689
Borrowed Money	**3,203,767**	2,948,754	2,411,612
	18,383,275	18,414,385	21,996,552
Net Interest Income	**33,546,769**	28,003,555	23,594,677
Provision for Loan Losses	**3,469,000**	4,060,000	2,820,000
Net Interest Income After Provision for Loan Losses	**30,077,769**	23,943,555	20,774,677
Noninterest Income			
Service Charges on Deposits	**4,232,798**	3,820,691	3,250,759
Other Service Charges, Commissions and Fees	**547,513**	402,729	401,012
Securities Gains	**-**	368,926	995,046
Mortgage Banking Income	**984,343**	1,997,740	1,528,083
Other	**659,007**	538,440	447,412
	6,423,661	7,128,526	6,622,312
Noninterest Expenses			
Salaries and Employee Benefits	**12,594,057**	11,185,479	10,165,070
Occupancy and Equipment	**3,530,745**	3,188,665	3,026,555
Directors' Fees	**543,992**	473,441	424,939
Legal and Professional Fees	**706,940**	609,333	449,495
Other Real Estate Expense	**206,718**	50,229	48,909
Securities Losses	**30,958**	-	-
Loss on Sale of Other Real Estate	**549,636**	130,973	127,641
Other	**6,107,596**	5,226,363	4,561,338
	24,270,642	20,864,483	18,803,947
Income Before Income Taxes	**12,230,788**	10,207,598	8,593,042
Income Taxes	**4,161,494**	3,391,973	2,841,401
Net Income	**$ 8,069,294**	$ 6,815,625	$ 5,751,641
Net Income Per Share of Common Stock			
Basic	**$ 1.41**	$ 1.20	$ 1.03
Diluted	**$ 1.41**	$ 1.19	$ 1.03
Weighted Average Shares Outstanding	**5,704,822**	5,701,540	5,594,562

The accompanying notes are an integral part of these statements.


COLONY
BANKCORP, INC

Consolidated Statements of Comprehensive Income

For The Years Ended December 31

	2004	2003	2002
Net Income	**$ 8,069,294**	$ 6,815,625	$ 5,751,641
Other Comprehensive Income, Net of Tax			
Gains (Losses) on Securities Arising During the Year	**(638,921)**	(567,525)	1,141,806
Reclassification Adjustment	**20,432**	(243,491)	(656,730)
Unrealized Gains (Losses) on Securities	**(618,489)**	(811,016)	485,076
Comprehensive Income	**$ 7,450,805**	$ 6,004,609	$ 6,236,717

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

For The Years Ended December 31, 2004, 2003, and 2002

	Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Restricted Stock - Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2001	4,445,526	$ 4,445,526	$ 21,650,203	$ 18,247,876	$ (58,625)	$ 347,592	$ (2,661,769)	$ 41,970,803
Purchase of Treasury Stock (41,299 Shares)							(536,887)	(536,887)
Common Stock Issued in Acquisition	120,956	120,956	1,624,397				3,198,656	4,944,009
Issuance of Restricted Stock	7,500	7,500	93,000		(100,500)			-
Forfeiture of Restricted Stock	(750)	(750)	(9,300)		10,050			-
Amortization of Unearned Compensation					71,275			71,275
Unrealized Gain on Securities Available for Sale, Net of Tax of $263,237						485,076		485,076
Dividends Paid				(1,257,689)				(1,257,689)
Net Income				5,751,641				5,751,641
Balance, December 31, 2002	4,573,232	4,573,232	23,358,300	22,741,828	(77,800)	832,668	-	51,428,228
5 for 4 Stock Split Effected as a Stock Dividend	1,145,386	1,145,386		(1,145,386)				-
Issuance of Restricted Stock	10,150	10,150	152,250		(162,400)			-
Forfeiture of Restricted Stock	(800)	(800)	(12,000)		12,800			-
Amortization of Unearned Compensation					97,526			97,526
Unrealized Loss on Securities Available for Sale, Net of Tax Benefit of $404,305						(811,016)		(811,016)
Dividends Paid				(1,554,688)				(1,554,688)
Net Income				6,815,625				6,815,625
Balance, December 31, 2003	5,727,968	5,727,968	23,498,550	26,857,379	(129,874)	21,652	-	55,975,675
Issuance of Restricted Stock	12,250	12,250	235,200		(247,450)			-
Forfeiture of Restricted Stock	(1,875)	(1,875)	(20,550)		22,425			-
Amortization of Unearned Compensation					144,066			144,066
Unrealized Loss on Securities Available for Sale, Net of Tax Benefit of $414,263						(618,489)		(618,489)
Dividends Paid				(1,807,583)				(1,807,583)
Net Income				8,069,294				8,069,294
Balance, December 31, 2004	**5,738,343**	**$ 5,738,343**	**$ 23,713,200**	**$ 33,119,090**	**$ (210,833)**	**$ (596,837)**	**$ -**	**$ 61,762,963**

The accompanying notes are an integral part of these statements.


COLONY
BANKCORP, INC

Consolidated Statements of Cash Flows

For The Years Ended December 31

	2004	2003	2002
Cash Flows from Operating Activities			
Net Income	**$ 8,069,294**	$ 6,815,625	$ 5,751,641
Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities			
Depreciation	**1,754,053**	1,617,301	1,557,255
Amortization and Accretion	**1,122,970**	1,416,066	886,568
Provision for Loan Losses	**3,469,000**	4,060,000	2,820,000
Deferred Income Taxes	**(464,530)**	(632,663)	(417,468)
Securities (Gains) Losses	**30,958**	(368,926)	(995,046)
(Gain) Loss on Sale of Equipment	**13,110**	411	(18,056)
Loss on Sale of Other Real Estate and Repossessions	**535,973**	151,622	71,401
Unrealized Loss on Other Real Estate	**1,000**	-	72,000
Change In			
Loans Held for Sale	**486,371**	5,232,630	(3,045,335)
Interest Receivable	**(953,389)**	256,436	905,677
Prepaid Expenses	**256,062**	(281,679)	(323,891)
Interest Payable	**89,222**	(356,302)	(696,549)
Accrued Expenses and Accounts Payable	**222,531**	454,824	(626,544)
Other	**1,169,713**	(684,292)	(308,681)
	15,802,338	17,681,053	5,632,972
Cash Flows from Investing Activities			
Interest-Bearing Deposits in Other Banks	**8,386,014**	2,430,810	(4,088,322)
Purchase of Investment Securities Available for Sale	**(39,055,855)**	(86,428,075)	(62,904,120)
Proceeds from Sale of Investment Securities Available for Sale	**10,476,743**	11,485,568	23,785,033
Proceeds from Maturities, Calls and Paydowns of Investment Securities			
Available for Sale	**24,634,839**	53,257,209	34,317,139
Held to Maturity	**17,580**	57,513	43,651
Proceeds from Sale of Premises and Equipment	**-**	15,901	45,050
Net Loans to Customers, Net of Loans Received in Business Acquisition	**(111,762,526)**	(89,158,404)	(64,224,466)
Purchase of Premises and Equipment, Net of Property and Equipment Received in Business Acquisition	**(4,331,847)**	(1,875,966)	(2,951,138)
Other Real Estate and Repossessions	**2,985,888**	2,124,212	2,395,654
Cash Surrender Value of Life Insurance	**(225,825)**	(246,845)	(213,584)
Cash Received (Used) in Business Acquisition, Net	**14,356,597**	-	(45,920)
Federal Home Loan Bank Stock	**(1,479,100)**	(508,000)	(251,300)
Investment in Statutory Trusts	**(140,000)**	-	(434,000)
Other Investments	**-**	(210,000)	(115,000)
	(96,137,492)	(109,056,077)	(74,641,323)
Cash Flows from Financing Activities			
Interest-Bearing Customer Deposits	**78,773,399**	55,483,147	74,109,952
Noninterest-Bearing Customer Deposits	**3,628,447**	12,510,110	3,791,219
Proceeds from Borrowed Money	**7,500,000**	27,500,000	31,561,839
Dividends Paid	**(1,749,447)**	(1,482,404)	(1,169,142)
Principal Payments on Borrowed Money	**(7,234,122)**	(12,742,871)	(33,761,644)
Federal Funds Purchased	**-**	-	(251,000)
Purchase of Treasury Stock	**-**	-	(536,887)
Reduction of ESOP Receivable	**-**	-	343,850
Proceeds from Issuance of Subordinated Debentures	**4,640,000**	-	14,434,000
	85,558,277	81,267,982	88,522,187
Net Increase (Decrease) in Cash and Cash Equivalents	**5,223,123**	(10,107,042)	19,513,836
Cash and Cash Equivalents, Beginning	**59,723,859**	69,830,901	50,317,065
Cash and Cash Equivalents, Ending	**$ 64,946,982**	$ 59,723,859	$ 69,830,901

The accompanying notes are an integral part of these statements.


COLONY
BANKCORP, INC

(1) Summary of Significant Accounting Policies

Principles of Consolidation

Colony Bankcorp, Inc. (the Company) is a multi-bank holding company located in Fitzgerald, Georgia. The consolidated financial statements include the accounts of Colony Bankcorp, Inc. and its wholly-owned subsidiaries, Colony Bank of Fitzgerald, Fitzgerald, Georgia; Colony Bank Ashburn, Ashburn, Georgia; Colony Bank Worth, Sylvester, Georgia; Colony Bank of Dodge County, Eastman, Georgia; Colony Bank Wilcox, Rochelle, Georgia; Colony Bank Southeast, Broxton, Georgia; Colony Bank Quitman, FSB, Quitman, Georgia (the Banks); and Colony Management Services, Inc., Fitzgerald, Georgia. All significant intercompany accounts have been eliminated in consolidation. The accounting and reporting policies of Colony Bankcorp, Inc. conform to generally accepted accounting principles and practices utilized in the commercial banking industry.

Nature of Operations

The Banks provide a full range of retail and commercial banking services for consumers and small to medium size businesses located primarily in south Georgia. Lending and investing activities are funded primarily by deposits gathered through its retail branch office network.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the valuation of deferred tax assets.

Reclassifications

In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform to statement presentations selected for 2004. Such reclassifications had no effect on previously reported stockholders' equity or net income.

Concentrations of Credit Risk

Lending is concentrated in commercial and real estate loans to local borrowers. The Company has a high concentration of real estate loans; however, these loans are well collateralized and, in management's opinion, do not pose an adverse credit risk. In addition, the balance of the loan portfolio is sufficiently diversified to avoid significant concentration of credit risk. Although the Company has a diversified loan portfolio, a substantial portion of borrowers' ability to honor their contracts is dependent upon the viability of the real estate economic sector.

The success of Colony is dependent, to a certain extent, upon the economic conditions in the geographic markets it serves. No assurance can be given that the current economic conditions will continue. Adverse changes in the economic conditions in these geographic markets would likely have a material adverse effect on the Company's results of operations and financial condition. The operating results of Colony depend primarily on its net interest income. Accordingly, operations are subject to risks and uncertainties surrounding the exposure to changes in the interest rate environment.

Accounting Policies

The accounting and reporting policies of Colony Bankcorp, Inc. and its subsidiaries are in accordance with accounting principles generally accepted and conform to general practices within the banking industry. The significant accounting policies followed by Colony and the methods of applying those policies are summarized hereafter.

Investment Securities

Investment securities are recorded under Statement of Financial Accounting Standards (SFAS) No. 115, whereby the Banks classify their securities as trading, available for sale or held to maturity. Securities that are held principally for resale in the near term are classified as trading. Trading securities are carried at fair value, with realized and unrealized gains and losses included in noninterest income. Securities acquired with both the intent and ability to be held to maturity are classified as held to maturity and reported at amortized cost. All other securities not classified as trading or held to maturity are considered available for sale.



(1) Summary of Significant Accounting Policies (Continued)
Investment Securities (Continued)
Securities available for sale are reported at estimated fair value. Unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of deferred taxes, in accumulated other comprehensive income, a component of stockholders' equity. Declines in the fair value of held-to-maturity and available–for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses from sales of securities available for sale are computed using the specific identification method. This caption includes securities, which may be sold to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital requirements, or unforeseen changes in market conditions.

Federal Home Loan Bank Stock
Investment in stock of a Federal Home Loan Bank (FHLB) is required for every federally insured institution that utilizes its services. FHLB stock is considered restricted, as defined in SFAS No. 115; accordingly, the provisions of SFAS No. 115 are not applicable to this investment. The FHLB stock is reported in the consolidated financial statements at cost. Dividend income is recognized when earned.

Loans Held for Sale
Loans held for sale are reported at the lower of cost or market value on an aggregate loan portfolio basis. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold. Gains and losses on sales of loans are included in noninterest income.

Loans
Loans that the Company has the ability and intent to hold for the foreseeable future or until maturity are recorded at their principal amount outstanding, net of unearned interest and fees. Interest income on loans is recognized using the effective interest method.

When management believes there is sufficient doubt as to the collectibility of principal or interest on any loan or generally when loans are 90 days or more past due, the accrual of applicable interest is discontinued and the loan is designated as nonaccrual, unless the loan is well secured and in the process of collection. Interest payments received on nonaccrual loans are either applied against principal or reported as income, according to management's judgment as to the collectibility of principal. Loans are returned to an accrual status when factors indicating doubtful collectibility on a timely basis no longer exist.

Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.


COLONY
BANKCORP, INC

(1) Summary of Significant Accounting Policies (Continued)
Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restricting agreement.

Premises and Equipment

Premises and equipment are recorded at acquisition cost net of accumulated depreciation.

Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation are as follows:

Description	Life in Years	Method
Banking Premises	15-40	Straight-Line and Accelerated
Furniture and Equipment	5-10	Straight-Line and Accelerated

Expenditures for major renewals and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. When property and equipment are retired or sold, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in other income or expense.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Statement of Cash Flows

For reporting cash flows, cash and cash equivalents include cash on hand, noninterest-bearing amounts due from banks and federal funds sold. Cash flows from demand deposits, NOW accounts, savings accounts, loans and certificates of deposit are reported net.

Income Taxes

The provision for income taxes is based upon income for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for loan losses (use of the allowance method for financial statement purposes and the direct write-off method for tax purposes). In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with effects included in the income tax provision. The Company and its subsidiaries file a consolidated federal income tax return. Each subsidiary pays its proportional share of federal income taxes to the Company based on its taxable income.



(1) Summary of Significant Accounting Policies (Continued)

Other Real Estate

Other real estate generally represents real estate acquired through foreclosure and is initially recorded at the lower of cost or estimated market value at the date of acquisition. Losses from the acquisition of property in full or partial satisfaction of debt are recorded as loan losses. Subsequent declines in value, routine holding costs and gains or losses upon disposition are included in other losses.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, represent equity changes from economic events of the period other than transactions with owners and are not reported in the consolidated statements of income but as a separate component of the equity section of the consolidated balance sheets. Such items are considered components of other comprehensive income. SFAS No.130, *Reporting Comprehensive Income*, requires the presentation in the financial statements of net income and all items of other comprehensive income as total comprehensive income.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Changes in Accounting Principles and Effects of New Accounting Pronouncements

Emerging Issues Task Force Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, (EITF 03-1) was issued in late 2003 with an effective date of March 31, 2004. EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired.

On September 30, 2004, the FASB delayed indefinitely the effective date for the measurement and recognition guidance contained in EITF 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature or to disclose certain information on impaired investments. The application of the guidance originally included in EITF 03-1 would not have had a material effect on the Bank's financial condition or results of operations.

On December 16, 2004, the FASB issued SFAS No. 123R, *Share-Based Payment*, which is an Amendment of FASB Statement Nos. 123 and 95. SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounted for by both public and nonpublic companies, and will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. For public companies, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally will be measured at fair value at the grant date. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost will be recognized over the requisite service period, often the vesting period, and will be remeasured subsequently at each reporting date through settlement date.

The changes in accounting will replace existing requirements under SFAS No. 123, *Accounting for Stock-Based Compensation*, and will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which does not require companies to expense options if the exercise price is equal to the trading price at the date of grant. The accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans that are subject to American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, would remain unchanged.


COLONY
BANKCORP, INC

(1) Summary of Significant Accounting Policies (Continued)

Restricted Stock - Unearned Compensation

In 1999, the board of directors of Colony Bankcorp, Inc. adopted a restricted stock grant plan which awards certain executive officers common shares of the Company. The maximum number of shares which may be subject to restricted stock awards is 44,787. During 2000, 2001, 2002, 2003 and 2004, 5,250, 5,250, 7,500, 10,150 and 12,250 shares were issued under this plan, respectively. The shares are recorded at fair market value (on the date granted) as a separate component of stockholders' equity. The cost of these shares is being amortized against earnings using the straight-line method over 3 years (the restriction period). Since the plan's inception, 3,425 shares have been forfeited.

In April 2004, the stockholders of Colony Bankcorp, Inc. adopted a restricted stock grant plan which awards certain executive officers common shares of the Company. The maximum number of shares which may be subject to restricted stock awards is 114,800. No shares have been issued pursuant to this stock grant plan.

(2) Cash and Balances Due from Depository Institutions

Components of cash and balances due from depository institutions are as follows as of December 31:

	2004	2003
Cash on Hand and Cash Items	$ 8,315,734	$ 8,085,241
Noninterest-Bearing Deposits with Other Banks	12,634,454	14,270,235
	$ 20,950,188	$ 22,355,476

As of December 31, 2004, the Banks had required deposits of approximately $3,412,000 with the Federal Reserve.

(3) Investment Securities

Investment securities as of December 31, 2004 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Government Agencies				
Mortgage Backed	$ 74,431,292	$ 105,879	$ (1,079,555)	$ 73,457,616
Other	29,076,369	81,028	(103,159)	29,054,238
State, County and Municipal	6,799,650	98,514	(10,985)	6,887,179
Corporate Obligations	3,109,266	3,980	-	3,113,246
	$113,416,577	$ 289,401	$ (1,193,699)	$112,512,279
Securities Held to Maturity				
State, County and Municipal	$ 81,019	$ -	$ -	$ 81,019



(3) Investment Securities (Continued)

The amortized cost and fair value of investment securities as of December 31, 2004, by contractual maturity, are shown hereafter. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities			
	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in One Year or Less	$ 1,887,380	$ 1,904,171		
Due After One Year Through Five Years	30,055,717	30,008,198		
Due After Five Years Through Ten Years	5,053,080	5,099,478		
Due After Ten Years	1,989,108	2,042,816	$ 81,019	$ 81,019
	38,985,285	39,054,663	81,019	81,019
Mortgage Backed Securities	74,431,292	73,457,616		
	$ 113,416,577	$ 112,512,279	$ 81,019	$ 81,019

Investment securities as of December 31, 2003 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Government Agencies				
Mortgage Backed	$ 75,485,264	$ 295,552	$ (608,332)	$ 75,172,484
Other	17,620,880	225,569	(1,261)	17,845,188
State, County and Municipal	9,578,698	236,441	(6,021)	9,809,118
Corporate Obligations	6,383,828	181,050	(8,878)	6,556,000
Marketable Equity Securities	1,130,022	-	(185,667)	944,355
	$ 110,198,692	$ 938,612	$ (810,159)	$ 110,327,145
Securities Held to Maturity				
State, County and Municipal	$ 80,421	$ -	$ -	$ 80,421

Proceeds from sales of investments available for sale were $10,476,743 in 2004, $11,485,568 in 2003 and $23,785,033 in 2002. Gross realized gains totaled $194,329, $368,926 and $1,002,013 in 2004, 2003 and 2002, respectively. Gross realized losses totaled $225,287 in 2004, $0 in 2003 and $6,967 in 2002.

Investment securities having a carrying value approximating $70,117,000 and $56,611,000 as of December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes.

(3) **Investment Securities (Continued)**

Information pertaining to securities with gross unrealized losses at December 31, 2004 and 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2004						
U.S. Government Agencies						
Mortgage Backed	**$31,300,061**	**$(423,409)**	**$31,391,473**	**$(656,146)**	**$62,691,534**	**$(1,079,555)**
Other	**13,811,317**	**(92,240)**	**1,180,040**	**(10,919)**	**14,991,357**	**(103,159)**
State, County and Municipal	**2,245,976**	**(10,985)**	**-**	**-**	**2,245,976**	**(10,985)**
	$47,357,354	**$(526,634)**	**$32,571,513**	**$(667,065)**	**$79,928,867**	**$(1,193,699)**
December 31, 2003						
U.S. Government Agencies						
Mortgage Backed	$45,102,390	$(593,320)	$ 1,133,568	$ (15,012)	$46,235,958	$ (608,332)
Other	1,931,406	(1,261)	-	-	1,931,406	(1,261)
State, County and Municipal	-	-	519,753	(6,021)	519,753	(6,021)
Corporate Obligations	1,000,000	(8,878)	-	-	1,000,000	(8,878)
Marketable Securities	-	-	944,355	(185,667)	944,355	(185,667)
	$48,033,796	$(603,459)	$ 2,597,676	$(206,700)	$50,631,472	$ (810,159)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, the debt securities with unrealized losses have depreciated 1.47 percent from the Company's amortized cost basis. These securities are guaranteed by either U.S. Government or other governments. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

(4) **Loans**

The composition of loans as of December 31 are:

	2004	2003
Commercial, Financial and Agricultural	**$ 44,284,343**	$ 44,590,156
Real Estate-Construction	**100,773,730**	56,373,625
Real Estate-Farmland	**38,245,547**	33,096,605
Real Estate-Other	**500,869,376**	428,197,036
Installment Loans to Individuals	**73,684,678**	73,020,163
All Other Loans	**20,822,563**	18,932,038
	$ 778,680,237	$ 654,209,623

Nonaccrual loans are loans for which principal and interest are doubtful of collection in accordance with original loan terms and for which accruals of interest have been discontinued due to payment delinquency. Nonaccrual loans totaled $7,856,211 and $7,251,380 as of December 31, 2004 and 2003, respectively, and total recorded investment in loans past due 90 days or more and still accruing interest approximated $952,000 and $241,000, respectively. Foregone interest on nonaccrual loans approximated $403,000 in 2004, $683,000 in 2003 and $543,000 in 2002.

Colony Bankcorp, Inc. recognizes impaired loans as those loans on which, based on current information and events, the Company will probably be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. Such loans generally include all loans to borrowers with total debt of $50,000 or more, which are classified



(4) Loans (Continued)

doubtful or substandard, if collateral values are insufficient to recover all outstanding principal and interest under original loan terms. Loans delinquent 90 days or more and other nonaccrual loans are classified as doubtful or substandard, except in unusual circumstances that justify a decision not to classify the loan at least substandard.

During 2004, the Company changed the allowance for loan loss methodology to include more stringent grading criteria for impaired loans. Impaired loans as of December 31, 2003 have been adjusted to reflect the change in grading methodology. The following table details impaired loan data as of December 31 for the years ended as indicated:

	2004	2003
Total Investment in Impaired Loans	**$ 8,976,689**	$ 8,132,889
Less Allowance for Impaired Loan Losses	**(2,198,743)**	(2,876,058)
Net Investment, December 31	**$ 6,777,946**	$ 5,256,831
Average Investment during the Year	**$ 8,915,508**	$ 6,452,039
Income Recognized during the Year	**$ 395,657**	$ 642,973
Income Collected during the Year	**$ 377,219**	$ 437,444

(5) Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized below for the years ended December 31:

	2004	2003	2002
Balance, Beginning	**$ 8,515,840**	$ 7,363,772	$ 6,158,841
Provision Charged to Operating Expenses	**3,469,000**	4,060,000	2,820,000
Loans Charged Off	**(2,135,478)**	(3,069,599)	(2,338,050)
Loan Recoveries	**162,817**	161,667	271,063
Business Combination, Quitman Federal	**-**	-	451,918
Balance, Ending	**$ 10,012,179**	$ 8,515,840	$ 7,363,772

(6) Premises and Equipment

Premises and equipment are comprised of the following as of December 31:

	2004	2003
Land	**$ 4,889,089**	$ 2,836,897
Building	**16,418,463**	13,873,509
Furniture, Fixtures and Equipment	**10,820,933**	10,927,946
Leasehold Improvements	**967,249**	678,368
Construction in Progress	**454,540**	550,839
	33,550,274	28,867,559
Accumulated Depreciation	**(11,726,427)**	(11,296,604)
	$ 21,823,847	$ 17,570,955

Depreciation charged to operations totaled $1,754,053 in 2004, $1,617,301 in 2003 and $1,557,255 in 2002.

Certain Company facilities and equipment are leased under various operating leases. Rental expense approximated $315,000 for 2004, $245,900 for 2003 and $195,500 for 2002.

Future minimum rental payments as of December 31, 2004 are as follows:

Year Ending December 31	**Amount**
2005	$109,467
2006	96,000
2007	90,750
2008	66,000
2009 and Thereafter	210,000
	$572,217



(7) Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	2004	2003	2002
Current Federal Expense	$ 4,344,013	$ 3,783,494	$ 3,076,054
Deferred Federal Benefit	(464,530)	(632,663)	(417,468)
Federal Income Tax Expense	3,879,483	3,150,831	2,658,586
Current State Income Tax Expense	282,011	241,142	182,815
	$ 4,161,494	$ 3,391,973	$ 2,841,401

The federal income tax expense of $3,879,483 in 2004, $3,150,831 in 2003 and $2,658,586 in 2002 is less than the income taxes computed by applying the federal statutory rate of 34 percent to income before income taxes. The reasons for the differences are as follows:

	2004	2003	2002
Statutory Federal Income Taxes	$ 4,158,468	$ 3,470,583	$ 2,921,634
Tax-Exempt Interest	(166,382)	(171,265)	(185,185)
Interest Expense Disallowance	16,483	16,527	21,890
Premiums on Officers' Life Insurance	(41,060)	(40,557)	(35,550)
Meal and Entertainment Disallowance	9,287	7,718	7,693
State Income Taxes	(91,006)	(115,064)	(71,532)
Other	(6,307)	(17,111)	(364)
Actual Federal Income Taxes	$ 3,879,483	$ 3,150,831	$ 2,658,586

Deferred taxes in the accompanying balance sheets as of December 31 include the following:

	2004	2003
Deferred Tax Assets		
Allowance for Loan Losses	$ 3,400,166	$ 2,888,349
Deferred Compensation	312,843	298,191
Other Real Estate	-	1,700
Other	188,544	126,962
	3,901,553	3,315,202
Deferred Tax Liabilities		
Premises and Equipment	(644,664)	(526,045)
Other	(40,749)	(37,547)
	(685,413)	(563,592)
Deferred Tax Assets (Liabilities) on Unrealized Securities (Gains) Losses	307,461	(106,801)
Net Deferred Tax Assets	$ 3,523,601	$ 2,644,809



(8) Deposits

The aggregate amount of overdrawn deposit accounts reclassified as loan balances totaled $461,842 and $357,364 as of December 31, 2004 and 2003, respectively.

Components of interest-bearing deposits as of December 31 are as follows:

	2004	2003
Interest-Bearing Demand	**$ 167,319,772**	$ 149,517,934
Savings	**38,862,293**	33,513,236
Time, $100,000 and Over	**203,885,641**	163,035,795
Other Time	**372,092,629**	322,207,633
	$ 782,160,335	$ 668,274,598

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $180,731,000 and $149,154,000 as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, the scheduled maturities of certificates of deposit are as follows:

Year	**Amount**
2005	$511,309,647
2006	36,219,321
2007	8,533,212
2008	10,879,620
2009 and Thereafter	9,036,470
	$575,978,270

(9) Other Borrowed Money

Other borrowed money at December 31 is summarized as follows:

	2004	2003
Federal Home Loan Bank Advances	**$ 61,000,000**	$ 59,500,000
First Port City Note Payable	**-**	1,000,000
The Banker's Bank Note Payable	**449,635**	683,757
	$ 61,449,635	$ 61,183,757

Advances from the Federal Home Loan Bank (FHLB) have maturities ranging from 2005 to 2013 and interest rates ranging from 2.46 percent to 5.93 percent. Under the Blanket Agreement for Advances and Security Agreement with the FHLB, residential first mortgage loans and cash balances held by the FHLB are pledged as collateral for the FHLB advances outstanding. At December 31, 2004, the Company had available line of credit commitments totaling $84,461,662, of which $23,461,662 was available.

First Port City note payable was originated on December 30, 2003 for $1,000,000. Annual principal payments of $250,000 are due beginning January 1, 2005 with interest paid quarterly at The Wall Street Prime beginning April 10, 2004. The debt is secured by 250 shares of capital stock in Colony Bank Wilcox. Proceeds received from the 2004 trust preferred securities issuance was used to pay off the note in June 2004.

The Banker's Bank note payable was renewed on January 7, 2002 for $1,112,735 at a rate of The Wall Street Prime minus one half percent. Payments are due monthly with the entire unpaid balance due January 7, 2007. The debt is secured by all furniture, fixtures, machinery, equipment and software of Colony Management Services, Inc. Colony Bankcorp, Inc. guarantees the debt.



(9) Other Borrowed Money (Continued)

The aggregate stated maturities of other borrowed money at December 31, 2004 are as follows:

Year	Amount
2005	$ 4,746,156
2006	3,203,479
2007	2,500,000
2008	16,000,000
2009 and Thereafter	35,000,000
	$61,449,635

(10) Subordinated Debentures (Trust Preferred Securities)

During the first quarter of 2002, the Company formed a subsidiary whose sole purpose was to issue $9,000,000 in Trust Preferred Securities through a pool sponsored by FTN Financial Capital Markets. The Trust Preferred Securities have a maturity of 30 years and are redeemable after five years with certain exceptions. At December 31, 2004, the floating-rate securities had a 6.15 percent interest rate, which will reset quarterly at the three-month LIBOR rate plus 3.60 percent.

During the fourth quarter of 2002, the Company formed a second subsidiary whose sole purpose was to issue $5,000,000 in Trust Preferred Securities through a pool sponsored by FTN Financial Capital Markets. The Trust Preferred Securities have a maturity of 30 years and are redeemable after five years with certain exceptions. At December 31, 2004, the floating-rate securities had a 5.80 percent interest rate, which will reset quarterly at the three-month LIBOR rate plus 3.25 percent.

During the second quarter of 2004, the Company formed a third subsidiary whose sole purpose was to issue $4,500,000 in Trust Preferred Securities through a pool sponsored by FTN Financial Capital Markets. The Trust Preferred Securities have a maturity of 30 years and are redeemable after five years with certain exceptions. At December 31, 2004, the floating rate securities had a 5.18 percent interest rate, which will reset quarterly at the three-month LIBOR rate plus 2.68 percent.

The Trust Preferred Securities are recorded as a liability on the consolidated balance sheets, but, subject to certain limitations, qualify as Tier 1 capital for regulatory capital purposes. The proceeds from the offering were used to fund the cash portion of the Quitman acquisition, pay off holding company debt, and inject capital into bank subsidiaries.

On December 31, 2003, the Company retroactively implemented FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities*, an interpretation of ARB No. 51, resulting in the deconsolidation of Colony Bankcorp Statutory Trusts I and II. The implementation of this interpretation resulted in Colony's $434,000 investment in the common equity of the trusts being included in the consolidated balance sheets as other assets and the interest income and interest expense received from and paid to the trusts, respectively, being included in the consolidated statements of income as other income and interest expense. The increase to other income and interest expense totaled $25,182 and $20,751 for the years ended December 31, 2004 and 2003, respectively.

(11) Rate Lock Commitments

On July 1, 2003, the Company adopted SFAS No. 149, *Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities*. This statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value. Loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with related fees received from potential borrowers, are to be recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. The Company has not recorded rate lock commitments as derivative assets or liabilities as of December 31, 2004 as the effects did not have a material effect upon the consolidated financial statements.

(12) Profit Sharing Plan

The Company has a profit sharing plan that covers substantially all employees who meet certain age and service requirements. It is the Company's policy to make contributions to the plan as approved annually by the board of directors. The total provision for contributions to the plan was $479,108 for 2004, $476,178 for 2003 and $427,139 for 2002.



(13) Commitments and Contingencies

Credit-Related Financial Instruments. The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2004	2003
Loan Commitments	**$85,094,000**	$73,993,000
Standby Letters of Credit	**1,829,000**	1,727,000
Performance Letters of Credit	**329,000**	305,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby and performance letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Purchase Commitments. At December 31, 2004, the Company had an outstanding commitment of approximately $1,000,000 to construct and furnish a second office in Valdosta. As of December 31, 2004, the Company has paid $398,290 toward construction in progress. The Company has also signed a contract for approximately $991,000 for the construction of a Savannah office as of December 31, 2004.

Legal Contingencies. In the ordinary course of business, there are various legal proceedings pending against Colony and its subsidiaries. The aggregate liabilities, if any, arising from such proceedings would not, in the opinion of management, have a material adverse effect on Colony's consolidated financial position.


COLONY
BANKCORP, INC

14) Deferred Compensation Plan
Two of the Bank subsidiaries have deferred compensation plans covering directors choosing to participate through individual deferred compensation contracts. In accordance with terms of the contracts, the Banks are committed to pay the directors deferred compensation over a specified number of years, beginning at age 65. In the event of a director's death before age 65, payments are made to the director's named beneficiary over a specified number of years, beginning on the first day of the month following the death of the director.

Liabilities accrued under the plans totaled $921,023 and $877,929 as of December 31, 2004 and 2003, respectively. Benefit payments under the contracts were $175,970 in 2004 and $100,335 in 2003. Provisions charged to operations totaled $219,064 in 2004, $140,644 in 2003 and $134,044 in 2002.

(15) Interest Income and Expense
Interest income of $329,211, $323,011 and $349,384 from state, county and municipal bonds was exempt from regular income taxes in 2004, 2003 and 2002, respectively.

Interest on deposits includes interest expense on time certificates of $100,000 or more totaling $4,663,304, $4,566,382 and $5,441,039 for the years ended December 31, 2004, 2003 and 2002, respectively.

(16) Supplemental Cash Flow Information
Cash payments for the following were made during the years ended December 31:

	2004	2003	2002
Interest Expense	**$ 18,294,053**	$ 18,770,687	$ 22,693,101
Income Taxes	**$ 4,777,702**	$ 3,931,831	$ 3,222,911

Noncash financing and investing activities for the years ended December 31 are as follows:

	2004	2003	2002
Acquisitions of Real Estate Through Loan Foreclosures	**$ 1,835,125**	$ 3,674,099	$ 2,308,183
Acquisitions, Net of Cash Acquired			
Cash Paid (Received), Net	**$ (14,356,597)**	$ -	$ 45,920
Common Stock Issued	**-**	-	4,944,009
Liabilities Assumed	**35,859,268**	-	62,189,677
Fair Value of Net Assets Acquired	**$ 21,502,671**	$ -	$ 67,179,606
Unrealized (Gain) Loss on Investment Securities	**$ 1,032,750**	$ 1,215,319	$ (703,834)

(17) Related Party Transactions
The aggregate balance of direct and indirect loans to directors, executive officers or principal holders of equity securities of the Company was $15,047,046 as of December 31, 2004 and $11,249,026 as of December 31, 2003. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectibility. A summary of activity of related party loans is shown below:

	2004	2003
Balance, Beginning	**$ 11,249,026**	$ 12,698,926
New Loans	**13,789,071**	6,741,905
Repayments	**(12,215,324)**	(7,473,725)
Transactions Due to Changes in Directors	**2,224,273**	(718,080)
Balance, Ending	**$ 15,047,046**	$ 11,249,026

Deposits from related parties held by the Company at December 31, 2004 and 2003 totaled approximately $17,269,000 and $16,022,000, respectively.


COLONY
BANKCORP, INC

(18) Fair Value of Financial Instruments
SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Colony Bankcorp, Inc. and Subsidiaries' financial instruments are detailed hereafter. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Short-Term Investments - For cash, due from banks, bank-owned deposits and federal funds sold, the carrying amount is a reasonable estimate of fair value.
Investment Securities - Fair values for investment securities are based on quoted market prices.
Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.
Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.
Standby Letters of Credit and Commitments to Extend Credit - Because standby letters of credit and commitments to extend credit are made using variable rates, the contract value is a reasonable estimate of fair value.

The carrying amount and estimated fair values of the Company's financial instruments as of December 31 are as follows:

	2004		2003	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
	(in Thousands)			
Assets				
Cash and Short-Term Investments	**$ 68,176**	**$ 68,176**	$ 71,339	$ 71,339
Investment Securities Available for Sale	**112,512**	**112,512**	110,327	110,327
Investment Securities Held to Maturity	**81**	**81**	80	80
Federal Home Loan Bank Stock	**4,479**	**4,479**	3,000	3,000
Loans	**778,680**	**775,617**	654,210	656,989
Loans Held for Sale	**1,191**	**1,191**	1,677	1,677
Liabilities				
Deposits	**850,329**	**848,052**	732,318	733,360
Subordinated Debentures	**19,074**	**19,074**	14,434	14,434
Other Borrowed Money	**61,450**	**60,848**	61,184	69,179
Unrecognized Financial Instruments				
Standby Letters of Credit	**-**	**1,829**	-	1,727
Performance Letters of Credit	**-**	**329**	-	305
Commitments to Extend Credit	**-**	**85,094**	-	73,993

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.



(18) Fair Value of Financial Instruments (Continued)
Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The amount of dividends payable to the parent company from the subsidiary banks is limited by various banking regulatory agencies. Upon approval by regulatory authorities, the Banks may pay cash dividends to the parent company in excess of regulatory limitations.

(19) Regulatory Capital Matters
The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. The amounts and ratios as defined in regulations are presented hereafter. Management believes, as of December 31, 2004, the Company meets all capital adequacy requirements to which it is subject under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution's category.

The following table summarizes regulatory capital information as of December 31, 2004 and 2003 on a consolidated basis and for each significant subsidiary, as defined.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2004						
Total Capital						
to Risk-Weighted Assets						
Consolidated	$87,446	11.35%	$61,620	8.00%	$77,025	10.00%
Fitzgerald	15,024	11.55	10,407	8.00	13,009	10.00
Ashburn	26,709	11.01	19,413	8.00	24,266	10.00
Worth	12,398	10.24	9,687	8.00	12,108	10.00
Southeast	10,686	10.59	8,075	8.00	10,093	10.00
Quitman	10,049	12.90	6,232	8.00	7,790	10.00
Tier I Capital						
to Risk-Weighted Assets						
Consolidated	77,813	10.10	30,810	4.00	46,215	6.00
Fitzgerald	13,396	10.30	5,204	4.00	7,805	6.00
Ashburn	23,674	9.76	9,706	4.00	14,559	6.00
Worth	10,882	8.99	4,843	4.00	7,265	6.00
Southeast	9,560	9.47	4,037	4.00	6,056	6.00
Quitman	9,230	11.85	3,116	4.00	4,674	6.00


COLONY
BANKCORP, INC

(19) Regulatory Capital Matters (Continued)

	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier I Capital						
to Average Assets						
Consolidated	**77,813**	**7.88**	**39,488**	**4.00**	**49,360**	**5.00**
Fitzgerald	**13,396**	**8.02**	**6,680**	**4.00**	**8,350**	**5.00**
Ashburn	**23,674**	**7.56**	**12,521**	**4.00**	**15,652**	**5.00**
Worth	**10,882**	**6.93**	**6,277**	**4.00**	**7,846**	**5.00**
Southeast	**9,560**	**8.26**	**4,628**	**4.00**	**5,785**	**5.00**
Quitman	**9,230**	**8.49**	**4,349**	**4.00**	**5,436**	**5.00**

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2003						
Total Capital						
to Risk-Weighted Assets						
Consolidated	$77,140	12.06%	$51,171	8.00%	$63,964	10.00%
Fitzgerald	13,479	13.30	8,109	8.00	10,136	10.00
Ashburn	24,990	12.49	16,005	8.00	20,007	10.00
Worth	10,804	10.75	8,043	8.00	10,053	10.00
Southeast	8,199	11.42	5,744	8.00	7,180	10.00
Quitman	8,300	14.21	4,976	8.00	6,220	10.00
Tier I Capital						
to Risk-Weighted Assets						
Consolidated	69,140	10.81	25,584	4.00	38,376	6.00
Fitzgerald	12,209	12.05	4,054	4.00	6,082	6.00
Ashburn	22,487	11.24	8,003	4.00	12,004	6.00
Worth	9,547	9.50	4,021	4.00	6,032	6.00
Southeast	7,300	10.17	2,872	4.00	4,308	6.00
Quitman	8,300	13.34	2,488	4.00	3,732	6.00
Tier I Capital						
to Average Assets						
Consolidated	69,140	8.12	34,059	4.00	42,574	5.00
Fitzgerald	12,209	8.24	5,926	4.00	7,408	5.00
Ashburn	22,487	8.36	10,753	4.00	13,442	5.00
Worth	9,547	7.11	5,368	4.00	6,710	5.00
Southeast	7,300	7.94	3,678	4.00	4,597	5.00
Quitman	8,837	9.17	3,619	4.00	4,523	5.00


COLONY
BANKCORP, INC

(20) Business Combinations

Colony Bankcorp, Inc.'s wholly-owned subsidiary, Colony Bank Ashburn, and Flag Bank entered into a Purchase and Assumption Agreement dated as of December 19, 2003, for Flag Bank's Thomaston office pursuant to which Flag Bank-Thomaston was merged with and into Colony Bank Ashburn, becoming a branch office of Colony Bank Ashburn contemporaneous with the consummation of the purchase. The purchase was consummated and became effective as of March 19, 2004. The business combination was accounted for by the purchase method of accounting, and the results of operations of Flag Bank-Thomaston office since the date of acquisition are included in the consolidated financial statements.

Following is a condensed balance sheet showing fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Cash, Due from Banks and Federal Funds Sold	$ 14,356,598
Loans, Net	16,759,495
Premises and Equipment	2,188,207
Goodwill Arising in Acquisition	1,964,294
Core Deposit Intangible	536,311
Other Assets	54,363
Deposits	(35,803,914)
Other Liabilities	(55,354)
Net Assets Acquired	$ -

The following proforma information is based on the assumption that the acquisition took place as of January 1, 2004:

Interest Income	$ 52,253,044
Interest Expense	18,510,275
Net Income	8,142,294
Earnings per Share	
Basic	1.43
Diluted	1.42
Weighted Average Shares	5,704,822



(21) Financial Information of Colony Bankcorp, Inc. (Parent Only)
The parent company's balance sheets as of December 31, 2004 and 2003 and the related statements of income and comprehensive income and cash flows for each of the years in the three-year period then ended are as follows:

COLONY BANKCORP, INC. (PARENT ONLY)
BALANCE SHEETS
DECEMBER 31

ASSETS

	2004	2003
Cash	$ 163,423	$ 14,853
Premises and Equipment, Net	1,101,996	1,167,168
Investment in Subsidiaries, at Equity	79,540,310	69,986,543
Other	702,178	830,396
Total Assets	$ 81,507,907	$ 71,998,960

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Liabilities		
Dividends Payable	$ 473,413	$ 415,278
Other	197,531	174,007
	670,944	589,285
Other Borrowed Money	-	1,000,000
Subordinated Debt	19,074,000	14,434,000
Stockholders' Equity		
Common Stock, Par Value $1 a Share; Authorized 20,000,000 Shares, Issued 5,738,343 and 5,727,968 Shares as of December 31, 2004 and 2003, Respectively	5,738,343	5,727,968
Paid-In Capital	23,713,200	23,498,550
Retained Earnings	33,119,090	26,857,379
Restricted Stock – Unearned Compensation	(210,833)	(129,874)
Accumulated Other Comprehensive Income (Loss), Net of Tax	(596,837)	21,652
	61,762,963	55,975,675
Total Liabilities and Stockholders' Equity	$ 81,507,907	$ 71,998,960



(21) Financial Information of Colony Bankcorp, Inc. (Parent Only) (Continued)

COLONY BANKCORP, INC. (PARENT ONLY)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

	2004	2003	2002
Income			
Dividends from Subsidiaries	**$ 2,350,000**	$ 2,400,000	$ 1,800,000
Gain on Investment Securities	**-**	-	250,695
Other	**89,888**	83,559	84,166
	2,439,888	2,483,559	2,134,861
Expenses			
Interest	**856,993**	685,512	483,866
Amortization	**29,379**	28,067	15,890
Salaries and Employee Benefits	**807,142**	687,430	590,497
Other	**638,068**	645,550	526,802
	2,331,582	2,046,559	1,617,055
Income Before Taxes and Equity in Undistributed Earnings of Subsidiaries	**108,306**	437,000	517,806
Income Tax Benefits	**728,733**	690,072	410,213
Income Before Equity in Undistributed Earnings of Subsidiaries	**837,039**	1,127,072	928,019
Equity in Undistributed Earnings of Subsidiaries	**7,232,255**	5,688,553	4,823,622
Net Income	**8,069,294**	6,815,625	5,751,641
Other Comprehensive Income, Net of Tax			
Gains (Losses) on Securities Arising During the Year	**(638,921)**	(567,525)	1,141,806
Reclassification Adjustment	**20,432**	(243,491)	(656,730)
Unrealized Gains (Losses) on Securities	**(618,489)**	(811,016)	485,076
Comprehensive Income	**$ 7,450,805**	$ 6,004,609	$ 6,236,717


COLONY
BANKCORP, INC

(21) Financial Information of Colony Bankcorp, Inc. (Parent Only) (Continued)

**COLONY BANKCORP, INC. (PARENT ONLY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31**

	2004	2003	2002
Cash Flows from Operating Activities			
Net Income	$ 8,069,294	$ 6,815,625	$ 5,751,641
Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities			
Depreciation and Amortization	255,546	196,598	142,504
Gain on Sale of Investments	-	-	(250,695)
Equity in Undistributed Earnings of Subsidiaries	(7,232,255)	(5,688,553)	(4,823,622)
Other	122,362	(210,102)	(301,614)
	1,214,947	1,113,568	518,214
Cash Flows from Investing Activities			
Capital Infusion in Subsidiary	(2,800,000)	(1,125,000)	(4,650,000)
Purchases of Premises and Equipment	(16,930)	(238,309)	(36,282)
Proceeds from Sale of Premises and Equipment	-	1,900	-
Proceeds on Sale of Investments	-	-	300,695
Payment for Purchase of Quitman Bancorp, Inc.	-	-	(2,502,154)
Investment in Statutory Trusts	(140,000)	-	(434,000)
	(2,956,930)	(1,361,409)	(7,321,741)
Cash Flows from Financing Activities			
Dividends Paid	(1,749,447)	(1,482,404)	(1,169,142)
Principal Payments on Notes and Debentures	(1,000,000)	-	(6,377,970)
Proceeds from Notes and Debentures	-	1,000,000	1,135,704
Purchase of Treasury Stock	-	-	(536,887)
Subordinated Debt	4,640,000	-	14,434,000
	1,890,553	(482,404)	7,485,705
Increase (Decrease) in Cash	148,570	(730,245)	682,178
Cash, Beginning	14,853	745,098	62,920
Cash, Ending	$ 163,423	$ 14,853	$ 745,098



(24) Earnings Per Share

SFAS No. 128 establishes standards for computing and presenting basic and diluted earnings per share. Basic earnings per share is calculated and presented based on income available to common stockholders divided by the weighted average number of shares outstanding during the reporting periods. Diluted earnings per share reflects the potential dilution of restricted stock. The following presents earnings per share for the years ended December 31, 2004, 2003 and 2002 under the requirements of Statement 128:

	Income Numerator	Common Shares Denominator	EPS
December 31, 2004			
Basic EPS			
Income Available to Common Stockholders	$ 8,069,294	5,704,822	$1.41
Dilutive Effect of Potential Common Stock			
Restricted Stock		21,284	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$ 8,069,294	5,726,106	$1.41
December 31, 2003			
Basic EPS			
Income Available to Common Stockholders	$ 6,815,625	5,701,540	$1.20
Dilutive Effect of Potential Common Stock			
Restricted Stock		19,530	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$ 6,815,625	5,721,070	$1.19
December 31, 2002			
Basic EPS			
Income Available to Common Stockholders	$ 5,751,641	5,594,562	$1.03
Dilutive Effect of Potential Common Stock			
Restricted Stock		15,322	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$ 5,751,641	5,609,884	$1.03


COLONY
BANKCORP, INC

Forward-Looking Statements and Factors that Could Affect Future Results

Certain statements contained in this Annual Report that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the Company's future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of Colony Bankcorp, Inc. or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local and regional economic conditions and the impact they may have on the Company and its customers and the Company's assessment of that impact.
- Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, market and monetary fluctuations.
- Political instability.
- Acts of war or terrorism.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by users.
- Changes in consumer spending, borrowings and savings habits.
- Technological changes.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and its subsidiaries must comply.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters.
- Changes in the Company's organization, compensation and benefit plans.
- The costs and effects of litigation and of unexpected or adverse outcomes in such litigation.
- Greater than expected costs or difficulties related to the integration of new lines of business.
- The Company's success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.


COLONY
BANKCORP, INC

The Company

Colony Bankcorp, Inc. (Colony) is a bank holding company headquartered in Fitzgerald, Georgia that provides, through its wholly owned subsidiaries (collectively referred to as the "Company"), a broad array of products and services throughout 18 Georgia markets. The Company offers commercial, consumer and mortgage banking services.

Application of Critical Accounting Policies and Accounting Estimates

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's financial position and/or results of operations. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complete.

Allowance for Loan Losses – The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses quarterly based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, collateral values, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for loans is based on reviews of individual credit relationships and historical loss experience. The allowance for losses relating to impaired loans is based on the loan's observable market price, the discounted cash flows using the loan's effective interest rate, or the value of collateral for collateral dependent loans.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger nonhomogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of risk associated with the commercial and consumer levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles – The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS No. 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.


COLONY
BANKCORP, INC

Overview

The following discussion and analysis presents the more significant factors affecting the Company's financial condition as of December 31, 2004 and 2003, and results of operations for each of the years in the three year period ended December 31, 2004. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report. All of the acquisitions during the reported periods were accounted for as purchase transactions, and as such, their related results of operations are included from the date of acquisition.

Prior year financial statements have been restated to de-consolidate the Company's investment in Colony Bankcorp Statutory Trust I and II in connection with the implementation of a new accounting standard related to variable interest entities during 2003.

Taxable-equivalent adjustments are the result of increasing income from tax-free loans and investments by an amount equal to the taxes that would be paid if the income were fully taxable based on a 34 percent federal tax rate, thus making tax-exempt yields comparable to taxable asset yields.

Dollar amounts in tables are stated in thousands, except for per share amounts.

Results of Operations

The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since market forces and economic conditions beyond the control of the Company determine interest rates, the ability to generate net interest income is dependent upon the Company's ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average earning assets. Net income totaled $8.07 million, or $1.41 diluted per common share in 2004 compared to $6.82 million, or $1.19 diluted per common share in 2003 and $5.75 million, or $1.03 diluted per common share in 2002.

Selected income statement data, returns on average assets and average equity and dividends per share for the comparable periods were as follows:

	2004	2003	2002
Taxable–equivalent net interest income	**$ 33,809**	$ 28,282	$ 23,895
Taxable-equivalent adjustment	**262**	278	300
Net interest income	**33,547**	28,004	23,595
Provision for possible loan losses	**3,469**	4,060	2,820
Non-interest income	**6,424**	7,128	6,622
Non-interest expense	**24,271**	20,864	18,804
Income before income taxes	**12,231**	10,208	8,593
Income taxes	**4,162**	3,392	2,841
Net Income	**$ 8,069**	$ 6,816	$ 5,752
Basic per common share:			
Net income	**$1.41**	$1.20	$1.03
Diluted per common share:			
Net income	**$1.41**	$1.19	$1.03
Return on average assets:			
Net income	**0.86%**	0.83%	0.81%
Return on average equity:			
Net income	**13.67%**	12.66%	12.01%


COLONY
BANKCORP, INC

Results of Operations (Continued)

Income from operations for 2004 increased $1.25 million, or 18.38 percent, compared to 2003. The increase was primarily the result of a $5.54 million increase in net interest income and a decrease of $0.59 million in provision for possible loan losses. The impact of these items was partly offset by a $3.41 million increase in noninterest expense, a decrease of $0.70 million in noninterest income and an increase of $0.77 million in income tax expense. Income from operations for 2003 increased $1.06 million, or 18.50 percent, compared to 2002. The increase was primarily the result of a $4.41 million increase in net interest income and a $0.51 million increase in noninterest income. The impact of these items was partly offset by a $2.06 million increase in noninterest expense, an increase of $1.24 million in the provision for possible loan losses and a $0.55 million increase in income tax expense.

Details of the changes in the various components of net income are further discussed below.

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is the Company's largest source of revenue, representing 57.49 percent of total revenue during 2004 and 52.30 percent during 2003.

Net interest margin is the taxable-equivalent net interest income as a percentage of average earning assets for the period. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and net interest margin.

The Federal Reserve Board influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. The Company's loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, began 2001 at 9.50 percent and decreased 150 basis points in the first quarter, decreased 125 basis points in the second quarter, decreased 75 basis points in the third quarter and decreased 125 basis points in the fourth quarter to end the year at 4.75 percent. During 2002, the prime rate remained at 4.75 percent until the fourth quarter when the rate decreased 50 basis points to 4.25 percent. During 2003, the prime rate remained at 4.25 percent until the end of the second quarter, when the rate decreased 25 basis points to 4.00 percent. During the last half of 2004, the Federal Reserve moved rates up 125 basis points; thus the prime rate increased to 5.25 percent as of December 31, 2004. The federal funds rate, which is the cost of immediately available overnight funds, decreased in a similar manner. It began 2001 at 6.50 percent and decreased 475 basis points over the course of the year, and it began 2002 at 1.75 percent and decreased 50 basis points in the fourth quarter. During 2003, the federal funds rate remained at 1.25 percent until the end of the second quarter, when the rate decreased 25 basis points to 1.00 percent. During the last half of 2004, the Federal Reserve Board increased the Federal Fund rate by 125 basis points to 2.25 percent. It is anticipated that future interest rate hikes will occur during 2005.

The following table presents the changes in taxable-equivalent net interest income and identifies the changes due to differences in the average volume of earning assets and interest-bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each. The Company's consolidated average balance sheets along with an analysis of taxable-equivalent net interest earnings are presented in the Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.


COLONY
BANKCORP, INC

Rate/Volume Analysis

The rate/volume analysis presented hereafter illustrates the change from year to year for each component of the taxable equivalent net interest income separated into the amount generated through volume changes and the amount generated by changes in the yields/rates.

($ in thousands)	Changes From 2003 to 2004(a)			Changes From 2002 to 2003(a)		
	Volume	Rate	Total	Volume	Rate	Total
Interest Income						
Loans, Net-taxable	$7,131	$(2,410)	$4,721	$7,197	$(4,823)	$2,374
Investment Securities						
Taxable	597	256	853	96	(1,422)	(1,326)
Tax-exempt	(22)	(26)	(48)	43	(133)	(90)
Total Investment Securites	575	230	805	139	(1,555)	(1,416)
Interest-Bearing Deposits in Other banks	(79)	2	(77)	65	(77)	(12)
Funds Sold	(24)	84	60	47	(171)	(124)
Other Interest-Earning Assets	11	(24)	(13)	12	(29)	(17)
Total Interest Income	7,614	(2,118)	5,496	7,460	(6,655)	805
Interest-Expense						
Interest-Bearing Demand and Savings Deposits	331	(346)	(15)	590	(1,506)	(916)
Time Deposits	2,010	(2,286)	(276)	2,002	(5,203)	(3,201)
Total Interest Expense On Deposits	2,341	(2,632)	(291)	2,592	(6,709)	(4,117)
Other Interest-Bearing Liabilities						
Funds Purchased and Securities Under Agreement to Repurchase	3	1	4	(1)	(1)	(2)
Subordinated Debentures	142	10	152	437	(167)	270
Other Debt	252	(148)	104	468	(201)	267
Total Interest Expense (Benefit)	2,738	(2,769)	(31)	3,496	(7,078)	(3,582)
Net Interest Income	$4,876	$651	$5,527	$3,964	$423	$4,387

(a) Changes in net interest income for the periods, based on either changes in average balances or changes in average rates for interest-earning assets and interest-bearing liabilities, are shown on this table. During each year. there are numerous and simultaneous balance and rate changes; therefore, it is not possible to precisely allocate the changes between balances and rates. For the purpose of this table, changes that are not exclusively due to balance changes or rate changes have been attributed to rates.

Our financial performance is impacted by, among other factors, interest rate risk and credit risk. We do not utilize derivatives to mitigate our credit risk, relying instead on an extensive loan review process and our allowance for loan losses.

Interest rate risk is the change in value due to changes in interest rates. The Company is exposed only to U.S. dollar interest rate changes and accordingly, the Company manages exposure by considering the possible changes in the net interest margin. The Company does not have any trading instruments nor does it classify any portion of its investment portfolio as held for trading. The Company does not engage in any hedging activity or utilize any derivatives. The Company has no exposure to foreign currency exchange rate risk, commodity price risk and other market risks. This risk is addressed by our Asset & Liability Management Committee ("ALCO") which includes senior management representatives. The ALCO monitors interest rate risk by analyzing the potential impact to tile net portfolio of equity value and net interest income from potential changes to interest rates and considers the impact of alternative strategies or changes in balance sheet structure.


COLONY
BANKCORP, INC

Rate/Volume Analysis (Continued)

Interest rates play a major part in the net interest income of financial institutions. The repricing of interest earnings assets and interest-bearing liabilities can influence the changes in net interest income. The timing of repriced assets and liabilities is Gap management and our Company has established its policy to maintain a Gap ratio in the one-year time horizon of .80 to 1.20.

Our exposure to interest rate risk is reviewed on at least a semi-annual basis by our Board of Directors and the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value in the event of assumed changes in interest rates. In order to reduce the exposure to interest rate fluctuations, we have implemented strategies to more closely match our balance sheet composition. The Company has engaged SunTrust Bank to run an asset/liability model for interest rate risk analysis beginning in 2005. We are generally focusing our investment activities on securities with terms or average lives in the 2-5 year range.

The Company maintains about 39 percent of its loan portfolio in adjustable rate loans that reprice with prime rate changes, while the bulk of its other loans mature within 3 years. The liabilities to fund assets are primarily in short term certificate of deposits that mature within one year. This balance sheet composition has allowed the Company to be relatively constant with its net interest margin the past several years, though the unprecedented 475 basis point decrease by U.S. Federal Reserve in 2001, 50 basis point decrease in 2002 and 25 basis point decrease in 2003 resulted in significant net interest margin pressure. Net interest margin increased to 3.81 percent for 2004 compared to 3.65 percent for 2003 and 3.57 percent for 2002. We anticipate continued improvement or stability in the net interest margin for 2005 given the Federal Reserve's present increased interest rates forecast for 2005.

Taxable-equivalent net interest income for 2004 increased $5.53 million, or 19.54 percent, compared to 2003, while taxable-equivalent net interest income for 2003 increased by $4.39 million, or 18.36 percent, compared to 2002. The fluctuation between the comparable periods resulted from the positive impact of growth in the average volume of earning assets and a slight positive impact from the declining average interest rates. The average volume of earning assets during 2004 increased almost $113.4 million compared to 2003 while over the same period the net interest margin increased by 16 basis points from 3.65 percent to 3.81 percent. Similarly, the average volume of earning assets during 2003 increased $104.8 million compared to 2002 while over the same period the net interest margin increased 8 basis points from 3.57 percent to 3.65 percent. Growth in average earning assets during 2004 and 2003 was primarily in loans. The increase in the net interest margin in 2004 was primarily the result of increased earning assets and loan/deposit pricing by the Company.

The average volume of loans increased $104.7 million in 2004 compared to 2003 and increased $94.9 million in 2003 compared to 2002. The average yield on loans decreased 33 basis points in 2004 compared to 2003 and 77 basis points in 2003 compared to 2002. Funding for this growth was primarily provided by deposit growth. The average volume of deposits increased $106.9 million in 2004 compared to 2003 and increased $84.8 million in 2003 compared to 2002. Interest-bearing deposits made up 90.0 percent of the growth in average deposits in 2004 and 91.5 percent of the growth in average deposits in 2003. Accordingly, the ratio of average interest-bearing deposits to total average deposits was 92.0 percent in 2004, 92.3 percent in 2003 and 92.5 percent in 2002. This deposit mix, combined with a general decline in interest rates, had the effect of (i) reducing the average cost of total deposits by 34 basis points in 2004 compared to 2003 and 99 basis points in 2003 compared to 2002; and (ii) mitigating a portion of the impact of declining yields on earning assets on the Company's net interest income.

The Company's net interest spread, which represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, was 3.61 percent in 2004 compared to 3.42 percent in 2003 and 3.26 percent in 2002. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in Quantitative and Qualitative Disclosures About Interest Rate Sensitivity included elsewhere in this report.


COLONY
BANKCORP, INC

Provision for Possible Loan Losses

The provision for possible loan losses is determined by management as the amount to be added to the allowance for possible loan losses after net charge-offs have been deducted to bring the allowance to a level which, in management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for possible loan losses totaled $3.47 million in 2004 compared to $4.06 million in 2003 and $2.82 million in 2002. See the section captioned "Allowance for Possible Loan Losses" elsewhere in this discussion for further analysis of the provision for possible loan losses.

Non-Interest Income

The components of non-interest income were as follows:

	2004	2003	2002
Service Charges on Deposit Accounts	**$ 4,233**	$ 3,821	$ 3,251
Other Charges, Commissions and Fees	**548**	403	401
Gain on Securities Transactions	**-**	369	995
Other	**659**	538	447
Mortgage Banking Income	**984**	1,998	1,528
Total	**$ 6,424**	$ 7,129	$ 6,622

Total noninterest income for 2004 decreased $705 thousand, or 9.89 percent, compared to 2003 while total noninterest income for 2003 increased $507 thousand, or 7.66 percent, compared to 2002. Growth in noninterest income over the comparable periods was primarily in deposit service charges while mortgage banking income and gain on the sale of securities was significantly less in 2004 as compared to 2003. Changes in these items and the other components of noninterest income are discussed in more detail below.

Service Charges on Deposit Accounts. Service charges on deposit accounts for 2004 increased $412 thousand, or 10.78 percent, compared to 2003. The increase was primarily due to a $344 thousand increase in overdraft fees, which were mostly related to consumer accounts. The increase in overdraft fees was primarily due to the increased volume in consumer and commercial accounts.

Services charges on deposit accounts for 2003 increased $570 thousand, or 17.53 percent, compared to 2002. The increase was primarily due to a $530 thousand increase in overdraft fees, which was mostly related to consumer accounts. The increase in overdraft fees was primarily due to increased volume in consumer and commercial accounts.

Mortgage Banking Income. Mortgage banking income for 2004 decreased $1.01 million, or 50.75 percent, compared to 2003. The decrease was primarily due to decreased mortgage loan activity during 2004 as most home loan borrowers have already refinanced prior to 2004 due to historical low interest rates. The Company anticipates further reduction in mortgage banking income during 2005.

Mortgage banking income for 2003 increased $470 thousand or 30.76 percent, compared to 2002. The increase was primarily due to increased mortgage loan activity during 2003 that was primarily attributable to the favorable interest rate environment. Much of the increased activity was refinancing which the Company anticipates trending downward in future years as most borrowers have already refinanced to historical low rates.

All Other Noninterest Income. The aggregate of all other noninterest income accounts decreased $103 thousand, or 7.86 percent, compared to 2003. The decrease was primarily due to the decreased gain (loss) on sale of securities as 2004 gains realized were $0 compared to gains realized in 2003 of $369 thousand, or a decrease of $369 thousand. This decrease was offset by ATM income in 2004 of $387 thousand compared to $243 thousand in 2003, an increase of $144 thousand and gain on the sale of SBA loans in 2004 of $132 thousand compared to $0 gains in 2003, or an increase of $132 thousand.

The aggregate of all other noninterest accounts decreased $533 thousand, or 28.92 percent, compared to 2002. The decrease was primarily due to the decreased gain on the sale of securities as 2003 gains realized were $369 thousand compared to $995 thousand during 2002, or a decrease of $626 thousand. This decrease was offset by $97 thousand incentive fee received for conversion to another check printing company.


COLONY
BANKCORP, INC

Non-Interest Expense

The components of non-interest expense were as follows:

	2004	2003	2002
Salaries and Employee Benefits	**$ 12,594**	$ 11,185	$ 10,165
Occupancy and Equipment	**3,531**	3,189	3,027
Loss on Securities Transactions	**31**	-	-
Other	**8,115**	6,490	5,612
Total	**$ 24,271**	$ 20,864	$ 18,804

Total non-interest expense for 2004 increased $3.41 million, or 16.33 percent compared to 2003 while total noninterest expense for 2003 increased $2.06 million, or 10.96 percent, compared to 2002. Growth in non-interest expense in 2004 and 2003 was primarily in salaries, employee benefits, occupancy and equipment expense and other non-interest expenses. These items and the changes in the various components of non-interest expense are discussed in more detail below.

Salaries and Employee Benefits. Salaries and benefits expense for 2004 increased $1.41 million, or 12.60 percent, compared to 2003. The increase is primarily related to increases in headcount, merit increase, denovo branching and the acquisition of Flag-Thomaston office during 2004. Salaries and benefits expense for 2003 increased $1.02 million, or 10.03 percent, compared to 2002. This increase is primarily related to increases in head count, merit increases, denovo branching and increases in commissions paid in connection with increased revenues associated with Georgia First Mortgage.

Occupancy and Equipment. Net occupancy expense for 2004 increased $342 thousand, or 10.72 percent, compared to 2003. The company experienced increased net occupancy and equipment expense for 2004 resulting from four additional offices opened during 2004 and the acquisition of Flag-Thomaston office during 2004. The impact of new offices opened and acquired during 2004 resulted in higher building maintenance, insurance and utilities cost, higher depreciation on building and equipment and higher lease expense. Net occupancy expense for 2003 increased $162 thousand, or 5.35 percent, compared to 2002. The Company experienced increased net occupancy and equipment expense for 2003 resulting from one additional office opened during 2003 and additional leasing of office space in mid-2002. The impact of a new office and additional office space leased resulted in higher building maintenance, insurance and utilities costs, higher depreciation on building and equipment and higher lease expense.

All Other Non-Interest Expense. All other non-interest expense for 2004 increased $1.66 million, or 25.52 percent compared to 2003. The increase is primarily due to additional overhead associated with new offices opened along with increased loss on the sale of other real estate and repossession and foreclosure expense. Noninterest expense with significant increases over 2003 include loss on the sale of other real estate increasing $419 thousand, repossession and foreclosure expense increasing $156 thousand, telephone and data line expense increasing $131 thousand, city and county and state taxes increasing $122 thousand, software and license fee expense increasing $110 thousand, legal and professional services increasing $98 thousand and director fees increasing $71 thousand to account for additional increases for 2004 compared to 2003.

All other noninterest expense for 2003 increased $878 thousand, or 15.65 percent, compared to 2002. The increase is primarily due to additional overhead associated with new offices opened. Noninterest expense with significant increases over 2002 include legal and professional fees expense increasing $160 thousand, director fee expense increasing $48 thousand, other losses for litigation contingency fund expense increasing $100 thousand, city, county and state tax expense increasing $65 thousand, stationery and supply expense increasing $65 thousand, and software and license fee expense increasing $59 thousand to account for additional increases for 2003 compared to 2002.



Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of the Company's funding sources and the assets in which those funds are invested as a percentage of the Company's average total assets for the period indicated. Average assets totaled $938 million in 2004 compared to $817 million in 2003 and $708 million in 2002.

	2004		2003		2002	
Sources of Funds:						
Deposits:						
Noninterest-Bearing	**$ 63,457**	**6.8%**	52,745	6.5%	$ 45,489	6.4%
Interest-Bearing	**732,048**	**78.0%**	635,879	77.9%	558,294	78.9%
Federal Funds Purchased	**307**	-	71	-	117	-
Long-term Debt and Other Borrowings	**78,976**	**8.4%**	69,813	8.5%	51,905	7.3%
Other Noninterest-Bearing Liabilities	**4,458**	**0.5%**	4,315	0.5%	3,916	0.6%
Equity Capital	**59,037**	**6.3%**	53,843	6.6%	47,910	6.8%
Total	**$938,283**	**100.0%**	$816,666	100.0%	$707,631	100.0%
Uses of Funds:						
Loans	**$725,221**	**77.3%**	$622,223	76.2%	$528,106	74.6%
Securities	**110,877**	**11.8%**	92,846	11.4%	90,242	12.8%
Federal Funds Sold	**31,502**	**3.4%**	33,742	4.1%	30,758	4.3%
Interest-Bearing Deposits in Other Banks	**6,864**	**0.7%**	14,208	1.7%	10,186	1.4%
Other Interest-Earning Assets	**3,242**	**0.4%**	4,052	0.5%	3,351	0.5%
Other Noninterest-Earning Assets	**60,577**	**6.4%**	49,595	6.1%	44,988	6.4%
Total	**$938,283**	**100.0%**	$816,666	100.0%	$707,631	100.0%

Deposits continue to be the Company's primary source of funding. Over the comparable periods, the relative mix of deposits continues to be high in interest-bearing deposits. Interest-bearing deposits totaled 92.02 percent of total average deposits in 2004 compared to 92.34 percent in 2003 and 92.47 percent in 2002.

The Company primarily invests funds in loans and securities. Loans continue to be the largest component of the Company's mix of invested assets. Loan demand continues to be strong as total loans were $779 million at December 31, 2004, up 19.1 percent, compared to loans of $654 million at December 31, 2003, while total loans at December 31, 2003 were up 14.3 percent compared to loans of $572 million at December 31, 2002. See additional discussion regarding the Company's loan portfolio in the section captioned "Loans" included below. The majority of funds provided by deposit growth have been invested in loans.


COLONY
BANKCORP, INC

Loans

The following table presents the composition of the Company's loan portfolio as of December 31 for the past five years.

	2004	2003	2002	2001	2000
Commercial, Financial and Agricultural	**$ 44,284**	$ 44,590	$ 46,598	$ 65,004	$ 77,448
Real Estate					
Construction	**100,774**	56,374	21,341	7,988	5,961
Mortgage, Farmland	**38,245**	33,097	29,503	28,130	23,411
Mortgage, Other	**500,869**	428,197	392,387	277,146	207,396
Consumer	**73,685**	73,020	73,462	64,884	59,862
Other	**20,823**	18,932	8,581	12,903	13,929
	778,680	654,210	571,872	456,055	388,007
Unearned Discount	**(37)**	(33)	(56)	(3)	(4)
Allowance for Loan Losses	**(10,012)**	(8,516)	(7,364)	(6,159)	(5,661)
Loans	**$ 768,631**	$ 645,661	$ 564,452	$ 449,893	$ 382,342

The following table presents total loans as of December 31, 2004 according to maturity distribution and/or repricing opportunity on adjustable rate loans.

Maturity and Repricing Opportunity	($ in Thousands)
One Year or Less	$502,992
After One Year through Three Years	192,566
After Three Years through Five Years	70,929
Over Five Years	12,193
	$778,680

Overview. Loans totaled $778.7 million at December 31, 2004, up 19.03 percent from December 31, 2003 loans of $654.2 million. The majority of the Company's loan portfolio is comprised of the real estate loans-other, real estate construction and installment loans to individuals. Real estate-other, which is primarily 1-4 family residential properties and nonfarm nonresidential properties, made up 64.32 percent and 65.45 percent of total loans, real estate construction made up 12.94 percent and 8.62 percent while installment loans to individuals made up 9.46 percent and 11.16 percent of total loans at December 31, 2004 and December 31, 2003, respectively. Real estate loans-other include both commercial and consumer balances.

Loan Origination/Risk Management. In accordance with the Company's decentralized banking model, loan decisions are made at the local bank level. The Company utilizes a Senior Loan Committee to assist lenders with the decision making and underwriting process of larger loan requests. Due to the diverse economic markets served by the Company, evaluation and underwriting criterion may vary slightly by bank. Overall, loans are extended after a review of the borrower's repayment ability, collateral adequacy, and overall credit worthiness.

Commercial purpose, commercial real estate, and industrial loans are underwritten similar to other loans throughout the company. The properties securing the Company's commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. The company also utilizes information provided by third-party agencies to provide additional insight and guidance about economic conditions and trends affecting the markets it serves.


COLONY
BANKCORP, INC

Loans (Continued)

The Company extends loans to builders and developers that are secured by non-owner occupied properties. In such cases, the Company reviews the overall economic conditions and trends for each market to determine the desirability of loans to be extended for residential construction and development. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim mini-perm loan commitment from the Company until permanent financing is obtained. In some cases, loans are extended for residential loan construction for speculative purposes and are based on the perceived present and future demand for housing in a particular market served by the Company. These loans are monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and trends, the demand for the properties, and the availability of long-term financing.

The Company originates consumer loans at the bank level. Due to the diverse economic markets served the Company, underwriting criterion may vary slightly by bank. The Company is committed to serving the borrowing needs of all markets served and, in some cases, adjusts certain evaluation methods to meet the overall credit demographics of each market. Consumer loans represent relatively small loan amounts that are spread across many individual borrowers' to help minimize risk. Additionally, consumer trends and outlook reports are reviewed by management on a regular basis.

The Company maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Commercial, Financial and Agricultural. Commercial, financial and agricultural loans at December 31, 2004 decreased 0.69 percent from December 31, 2003 to $44.3 million. The Company's commercial and industrial loans are a diverse group of loans to small, medium and large businesses. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment. While some short-term loans may be made on an unsecured basis, most are secured by the assets being financed with collateral margins that are consistent with the Company's loan policy guidelines.

Industry Concentrations. As of December 31, 2004 and December 31, 2003, there were no concentrations of loans within any single industry in excess of 10 percent of total loans, as segregated by Standard Industrial Classification code ("SIC code"). The SIC code is a federally designed standard industrial numbering system used by the Company to categorize loans by the borrower's type of business.

Collateral Concentrations. Lending is concentrated in commercial and real estate loans primarily to local borrowers. The Company has a high concentration of real estate loans; however, these loans are well collateralized and, in management's opinion, do not pose an adverse credit risk. In addition, the balance of the loan portfolio is sufficiently diversified to avoid significant concentration of credit risk. Although the Company has a diversified loan portfolio, a substantial portion of borrower's ability to honor their contracts is dependent upon the viability of the real estate economic sector.


COLONY
BANKCORP, INC

Loans (Continued)

Large Credit Relationships. Colony is currently in eighteen counties in South and Central Georgia and include metropolitan markets in Doughtery, Lowndes, Houston, Chatham and Muscogee counties. As a result, the Company originates and maintains large credit relationships with several commercial customers in the ordinary course of business. The Company considers large credit relationships to be those with commitments equal to or in excess of $5.0 million prior to any portion being sold. Large relationships also include loan participations purchased if the credit relationship with the agent is equal to or in excess of $5.0 million. In addition to the Company's normal policies and procedures related to the origination of large credits, the Company's Central Credit Committee must approve all new and renewed credit facilities which are part of large credit relationships. The following table provides additional information on the Company's large credit relationships outstanding at December 31, 2004 and December 31, 2003.

	December 31, 2004			December 31, 2003		
		Period End Balances			Period End Balances	
	Number of Relationships	Committed	Outstanding	Number of Relationships	Committed	Outstanding
Large Credit Relationships:						
$10 million and greater	1	$11,264	$10,461	1	$10,416	$ 9,673
$5 million to $9.9 million	4	$24,293	$21,722	2	$12,299	$11,591

Maturities and Sensitivities of Loans to Changes in Interest Rates. The following table presents the maturity distribution of the Company's loans at December 31, 2004. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate.

	Due in One Year or Less	After One, but Within Three Years	After Three, but Within Five Years	After Five Years	Total
Loans with fixed interest rates	$ 205,517	$ 187,564	$ 69,726	$ 12,193	$475,000
Loans with floating interest rates	297,475	5,002	1,203	0	303,680
Total	$ 502,992	$ 192,566	$ 70,929	$ 12,193	$778,680

The Company may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company's best interest. In such instances, the Company generally requires payment of accrued interest and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal.


COLONY
BANKCORP, INC

Non-Performing Assets and Potential Problem Loans

Year-end non-performing assets and accruing past due loans were as follows:

	2004	2003	2002	2001	2000
Loans Accounted for on Nonaccrual	**$ 7,856**	$ 7,251	$ 6,899	$ 8,205	$ 5,164
Loans Past Due 90 Days or More	**953**	241	935	332	751
Renegotiated Loans	**0**	0	37	176	22
Other Real Estate Foreclosed	**1,127**	2,724	1,357	1,554	349
Total Non-performing Assets	**$ 9,936**	$ 10,216	$ 9,228	$ 10,267	$ 6,286
Non-performing Assets as a Percentage of:					
Total Loans and Foreclosed Assets	**1.27%**	1.56%	1.61%	2.24%	1.62%
Total Assets	**1.00%**	1.18%	1.18%	1.65%	1.21%
Accruing Past Due Loans:					
30-89 Days Past Due	**8,302**	6,703	9,618	10,326	4,761
90 or More Days Past Due	**953**	241	935	332	751
Total Accruing Past Due Loans	**$ 9,255**	$ 6,944	$ 10,553	$ 10,658	$ 5,512

Non-performing assets include non-accrual loans, loans past due 90 days or more, restructured loans and foreclosed real estate. Non-performing assets at December 31, 2004 decreased 2.74 percent from December 31, 2003. The Company closed on the sale of a 1-4 residential subdivision and golf course development that was put in other real estate in 2003 for approximately $2 million. Due to current market conditions, the Company realized a loss on sale of this property during 2004 of $594 thousand.

Generally, loans are placed on non-accrual status if principal or interest payments become 90 days past due and/or management deems the collectibility of the principal and/or interest to be in question, as well as when required by regulatory requirements. Loans to a customer whose financial condition has deteriorated are considered for non-accrual status whether or not the loan is 90 days or more past due. For consumer loans, collectibility and loss are generally determined before the loan reaches 90 days past due. Accordingly, losses on consumer loans are recorded at the time they are determined. Consumer loans that are 90 days or more past due are generally either in liquidation/payment status or bankruptcy awaiting confirmation of a plan. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as non-accrual does not preclude the ultimate collection of loan principal or interest.

Renegotiated loans are loans on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for possible loan losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties.


COLONY
BANKCORP, INC

Allowance for Possible Loan Losses

The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The allowance for possible loan losses includes allowance allocations calculated in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, and allowance allocations determined in accordance with SFAS No. 5, "Accounting for Contingencies." The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The company's allowance for possible loan losses consists of specific valuation allowances established for probable losses on specific loans and historical valuation allowances for other loans with similar risk characteristics.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of classified loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the subsidiary bank level and is reviewed at the parent company level. Once a loan is classified, it is reviewed to determine whether the loan is impaired and, if impaired, a portion of the allowance for possible loan losses is specifically allocated to the loan. Specific valuation allowances are determined after considering the borrower's financial condition, collateral deficiencies, and economic conditions affecting the borrower's industry, among other things.

Historical valuation allowances are calculated from loss factors applied to loans with similar risk characteristics. The loss factors are based on loss ratios for groups of loans with similar risk characteristics. The loss ratios are derived from the proportional relationship between actual loan losses and the total population of loans in the risk category. The historical loss ratios are periodically updated based on actual charge-off experience. The company's groups of similar loans include similarly risk-graded groups of loans not reviewed for individual impairment.

Management evaluates the adequacy of the allowance for each of these components on a quarterly basis. Peer comparisons, industry comparisons, and regulatory guidelines are also used in the determination of the general valuation allowance.

Loans identified as losses by management, internal loan review, and/or bank examiners are charged-off.


COLONY
BANKCORP, INC

Allowance for Possible Loan Losses (Continued)

An allocation for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. The allocation is based primarily on previous charge-off experience adjusted for changes in experience among each category. Additional amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is subjective since it is based on judgment and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which the charge-offs may ultimately occur. The following table shows a comparison of the allocation of the reserve for loan losses for the periods indicated.

	2004		2003		2002		2001		2000	
	Reserve	%*	Reserve	%*	Reserve	%*	Reserve	%*	Reserve	%*
Commercial, Financial and Agricultural	**$ 3,004**	**6%**	$ 2,470	7%	$ 1,841	8%	$ 1,725	14%	$ 1,528	20%
Real Estate - Construction	**501**	**13**	340	9	295	4	123	2	113	2
Real Estate – Farmland	**501**	**5**	426	5	442	5	431	6	453	6
Real Estate – Other	**3,304**	**64**	2,981	65	2,871	69	2,156	61	2,038	53
Loans to Individuals	**2,002**	**9**	1,703	11	1,326	13	1,170	14	1,076	15
All other loans	**700**	**3**	596	3	589	1	554	3	453	4
Total	**$10,012**	**100%**	$ 8,516	100%	$ 7,364	100%	$ 6,159	100%	$ 5,661	100%

* Loan balance in each category expressed as a percentage of total end of period loans.

Activity in the allowance for loan losses is presented in the following table. There were no charge-offs or recoveries related to foreign loans during any of the periods presented.

The following table presents an analysis of the Company's loan loss experience for the periods indicated.

($ in thousands)	**2004**	2003	2002	2001	2000
Allowance for Loan Losses at Beginning of Year	**$ 8,516**	$ 7,364	$ 6,159	$ 5,661	$ 4,682
Charge-Offs					
Commercial, Financial and Agricultural	**463**	1,790	958	1,094	1,004
Real Estate	**692**	570	451	26	1
Consumer	**618**	507	570	439	537
All Other	**363**	203	359	117	-
	2,136	3,070	2,338	1,676	1,542
Recoveries					
Commercial, Financial and Agricultural	**9**	30	59	111	69
Real Estate	**36**	39	42	17	16
Consumer	**90**	58	141	182	156
All Other	**28**	35	29	10	-
	163	162	271	320	241
Net Charge-Offs	**1,973**	2,908	2,067	1,356	1,301
Provision for Loans Losses	**3,469**	4,060	2,820	1,854	2,280
Business Combination	**-**	-	452	-	-
Allowance for Loan Losses at End of Year	**$ 10,012**	$ 8,516	$ 7,364	$ 6,159	$ 5,661
Ratio of Net Charge-Offs to Average Loans	**0.27%**	0.46%	0.39%	0.32%	0.36%


COLONY
BANKCORP, INC

Allowance for Possible Loan Losses (Continued)

The allowance for possible loan losses is maintained at a level considered appropriate by management, based on estimated probable losses within the existing loan portfolio. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The provision for possible loan losses reflects loan quality trends, including the level of net charge-offs or recoveries, among other factors. The provision for possible loan losses decreased $0.59 million from $4.06 million in 2003 to $3.47 million in 2004. Lower provisions were made during 2004 due to the overall general improvement in the loan portfolio and the improvement in the ratio of net charge-offs to average loans. Non-performing assets as a percentage of total loans and foreclosed assets improved to 1.27 percent at December 31, 2004 compared to 1.56 percent a year ago. During 2003, the provision for possible loan losses increased $1.24 million from the $2.82 million recorded in 2002. The provision for possible loan losses was higher in 2003 primarily due to the prevailing weak economic conditions and increased loan volume.

Net charge-offs in 2004 decreased $935 thousand compared to 2003 while net charge-offs in 2003 increased $841 thousand compared to 2002. The general decrease in net charge-offs during 2004 is reflective of the more stringent credit standards and generally improving economy. Commercial and industrial loan charge-offs in 2003 were significantly impacted by the deterioration of one large credit. That one commercial credit accounted for approximately 25 percent of total charge-offs for 2003.

Management believes the level of the allowance for possible loan losses was adequate as of December 31, 2004. Should any of the factors considered by management in evaluating the adequacy of the allowance for possible loan losses change, the Company's estimate of probable loan losses could also change, which could affect the level of future provisions for possible loan losses.

Investment Portfolio

The following table presents carrying values of investment securities held by the Company as of December 31, 2004, 2003 and 2002.

($ in thousands)	**2004**	2003	2002
U.S. Treasuries and Government Agencies	**$ 29,054**	$ 17,845	$ 20,857
Obligations of States and Political Subdivisions	**6,968**	9,890	8,359
Corporate Obligations	**3,113**	6,556	8,104
Marketable Equity Securities	**-**	944	970
Investment Securities	**39,135**	35,235	38,290
Mortgage Backed Securities	**73,458**	75,173	52,117
Total Investment Securities and Mortgage Backed Securities	**$ 112,593**	$ 110,408	$ 90,407



Investment Portfolio (Continued)

The following table represents expected maturities and weighted-average yields of investment securities held by the Company as of December 31, 2004. (Mortgage backed securities are based on the average life at the projected speed, while Agencies, State and Political Subdivisions and Corporate Obligations reflect anticipated calls being exercised.)

	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years	
	Amount	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**
U.S. Government Agencies	$ 3,522	3.97%	$24,552	3.71%	$ 489	5.24%	$ 491	5.64%
Mortgage Backed Securities	16,268	(1.63)	53,631	3.39	3,559	4.32	-	-
Obligations of States and Political Subdivisions	3,120	3.19	2,458	4.41	987	5.85	403	8.40
Corporate Obligations	-	-	3,113	3.68	-	-	-	-
Total Investment Portfolio	$22,910	(1.11)%	$83,754	3.53%	$5,035	4.70%	$ 894	6.88%

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. The Company has 99.9% of its portfolio classified as available for sale.

At December 31, 2004, there were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of the Company's shareholders' equity.

The average yield of the securities portfolio was 3.57 percent in 2004 compared to 3.39 percent in 2003 and 5.06 percent in 2002. The slight increase in the average yield from 2003 to 2004 primarily resulted from investment of new funds at higher rates due to Federal Reserve's 125 basis point hike during the last half of 2004. The decline in the average yield from 2002 to 2003 primarily resulted from the investment of new funds received from deposit growth at lower current yields and the reinvestment of proceeds from the early repayment of mortgage-backed securities in similar investments, also at lower current yields. The early repayment of mortgage-backed securities primarily resulted from borrower refinancing due to lower market interest rates. The overall growth in the securities portfolio over the comparable periods was primarily funded by deposit growth.

Deposits

The following table presents the average balances of deposits by type and weighted-average rates paid thereon during the years presented:

The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years 2004, 2003 and 2002.

	2004		2003		2002	
($ in thousands)	**Average Amount**	**Average Rate**	Average Amount	Average Rate	Average Amount	Average Rate
Noninterest-Bearing Demand Deposits	**$ 63,457**		$ 52,745		$ 45,489	
Interest-Bearing Demand and Savings	**197,316**	**1.11%**	171,679	1.29%	144,459	2.17%
Time Deposits	**534,732**	**2.43%**	464,200	2.85%	413,835	3.97%
Total Deposits	**$795,505**	**1.91%**	$688,624	2.25%	$603,783	3.24%


COLONY
BANKCORP, INC

Deposits (Continued)

The following table presents the maturities of the Company's other time deposits as of December 31, 2004.

($ in thousands)	Other Time Deposits $100,000 or Greater	Other Time Deposits Less Than $100,000	Total
Months to Maturity			
3 or Less	$ 62,477	$ 81,056	$143,533
Over 3 through 12	118,254	249,522	367,776
Over 12 Months	23,155	41,514	64,669
	$203,886	$372,092	$575,978

Average deposits increased $106.9 million in 2004 compared to 2003 and $84.8 million in 2003 compared to 2002. The increase in 2004 included $10.7 million or 10.0 percent, related to noninterest-bearing deposits while the increase in 2003 included $7.3 million, or 8.6 percent related to noninterest-bearing deposits. Accordingly the ratio of average noninterest-bearing deposits to total average deposits was 8.00 percent in 2004 from 7.7 percent in 2003 and 7.5 percent in 2002. The general decline in market rates, had the effect of (i) reducing the average cost of interest-bearing deposits by 36 basis points in 2004 compared to 2003 and 108 basis points in 2003 compared to 2002; and (ii) mitigating a portion of the impact of declining yields on earning assets on the Company's net interest income.

Total average interest-bearing deposits increased $96.2 million, or 15.12 percent in 2004 compared to 2003 and increased $77.6 million, or 13.9 percent, in 2003 compared to 2002. The growth in average deposits in 2004 compared to 2003 was primarily in money market deposit accounts and savings and interest-on-checking accounts and other time accounts. With the current interest rate environment, it appears that many customers are less inclined to invest their funds for extended periods and are choosing to maintain such funds in readily accessible money market and interest-on-checking accounts and short term time accounts.



Off-Balance-Sheet Arrangements, Commitments, Guarantees, and Contractual Obligations

The following table summarizes the Company's contractual obligations and other commitments to make future payments as of December 31, 2004. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts. Loan commitments and standby letters of credit are presented at contractual amounts; however, since many of these commitments are expected to expire unused or only partially used, the total amounts of these commitments do not necessarily reflect future cash requirements.

	Payments Due by Period				
	1 Year or Less	More than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
Contractual obligations:					
Subordinated debentures	$ -	$ -	$ -	$ 19,074	$ 19,074
Other borrowed money	246	204	-	-	450
Federal Home Loan Bank advances	4,500	5,500	16,000	35,000	61,000
Operating leases	109	187	132	144	572
Deposits with stated maturity dates	511,309	44,753	19,897	19	575,978
	516,164	50,644	36,029	54,237	657,074
Other commitments:					
Loan commitments	85,094	-	-	-	85,094
Standby letters of credit	1,829	-	-	-	1,829
Performance letters of credit	329	-	-	-	329
	87,252	-	-	-	87,252
Total contractual obligations and Other commitments	$ 603,416	$ 50,644	$ 36,029	$ 54,237	$ 744,326

In the ordinary course of business, the Banks have entered into off-balance sheet financial instruments which are not reflected in the consolidated financial statements. These instruments include commitments to extend credit, standby letters of credit, performance letters of credit, guarantees and liability for assets held in trust. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable. The Company uses the same credit policies for these off-balance sheet financial instruments as they do for instruments that are recorded in the consolidated financial statements.

Loan Commitments. The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Company's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses. Loan commitments outstanding at December 31, 2004 are included in the table above.

Standby and Performance Letters of Credit. Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. The Company's policies generally require that standby and performance letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby and performance letters of credit outstanding at December 31, 2004 are included in the table above.


COLONY
BANKCORP, INC

Capital and Liquidity

At December 31, 2004, shareholders' equity totaled $61.8 million compared to $56.0 million at December 31, 2003. In addition to net income of $8.1 million, other significant changes in shareholders' equity during 2004 included $1.8 million of dividends paid and an increase of $144 thousand resulting from the stock grant plan. The accumulated other comprehensive income component of shareholders' equity totaled $(597) thousand at December 31, 2004 compared to $22 thousand at December 31, 2003. This fluctuation was mostly related to the after-tax effect of changes in the fair value of securities available for sale. Under regulatory requirements, the unrealized gain or loss on securities available for sale does not increase or reduce regulatory capital and is not included in the calculation of risk-based capital and leverage ratios. Regulatory agencies for banks and bank holding companies utilize capital guidelines designed to measure Tier 1 and total capital and take into consideration the risk inherent in both on-balance sheet and off-balance sheet items. Tier 1 capital consists of common stock and qualifying preferred stockholders' equity less goodwill. Tier 2 capital consists of certain convertible, subordinated and other qualifying debt and the allowance for loan losses up to 1.25 percent of risk-weighted assets. The Company has no Tier 2 capital other than the allowance for loan losses.

Using the capital requirements presently in effect, the Tier 1 ratio as of December 31, 2004 was 10.10 percent and total Tier 1 and 2 risk-based capital was 11.35 percent. Both of these measures compare favorably with the regulatory minimum of 4 percent for Tier 1 and 8 percent for total risk-based capital. The Company's Tier 1 leverage ratio as of December 31, 2004 was 7.88 percent, which exceeds the required ratio standard of 4 percent.

For 2004, average capital was $59.0 million, representing 6.29 percent of average assets for the year. This compares to 6.59 percent for 2003.

The Company paid a quarterly dividend of $0.075, $0.0775, $0.08 and $0.0825 per common share during the first, second, third and fourth quarters of 2004, respectively, and quarterly dividends of $0.06, $0.068, $0.07 and $0.0725 per common share during the first, second, third and fourth quarters of 2003, respectively. This equates to a dividend payout ratio of 22.34 percent in 2004 and 22.73 percent in 2003.

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of balance sheet structure, the ability to liquidate assets, and the availability of alternative sources of funds. The Company seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/ liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, and federal funds sold and securities purchased under resale agreements.

Liability liquidity is provided by access to funding sources which include core deposits. Should the need arise; the Company also maintains relationships with the Federal Home Loan Bank and several correspondent banks that can provide funds on short notice.

Since Colony is a holding company and does not conduct operations, its primary sources of liquidity are dividends up streamed from subsidiary banks and borrowings from outside sources.

The liquidity position of the Company is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Management is not aware of any events that are reasonably likely to have a material adverse effect on the Company's liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material adverse effect on the Company.


COLONY
BANKCORP, INC

Impact of Inflation and Changing Prices

The Company's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP presently requires the Company to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Company is reflected in increased operating costs. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Company, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things, as further discussed in the next section.

Regulatory and Economic Policies

The Company's business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowing by financial institutions and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of the Company.

Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, the Company cannot accurately predict the nature, timing or extent of any effect such policies may have on its future business and earnings.

Recently Issued Accounting Pronouncements

See Note 1 – Summary of Significant Accounting Policies under the section headed Changes in Accounting Principles and Effects of New Accounting Pronouncements included in the Notes to Consolidated Financial Statements.


COLONY
BANKCORP, INC

Quantitative and Qualitative Disclosures About Market Risk

AVERAGE BALANCE SHEETS

	2004			2003			2002		
($ in thousands)	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
Assets									
Interest-Earning Assets									
Loans, Net of Unearned Income (1)	$734,846	$47,636	6.48%	$630,136	$42,915	6.81%	$535,187	$40,541	7.58%
Investment Securities									
Taxable	102,552	3,570	3.48	84,072	2,717	3.23	82,130	4,043	4.92
Tax-Exempt (2)	8,325	383	4.60	8,774	431	4.91	8,112	521	6.42
Total Investment Securities	110,877	3,953	3.57	92,846	3,148	3.39	90,242	4,564	5.06
Interest-Bearing Deposits in Other Banks	6,864	75	1.09	14,208	152	1.07	10,186	164	1.61
Funds Sold	31,502	419	1.33	33,742	359	1.06	30,758	483	1.57
Other Interest-Earning Assets	3,242	109	3.36	2,972	122	4.10	2,728	139	5.10
Total Interest-Earning Assets	887,331	52,192	5.88	773,904	46,696	6.03	669,101	45,891	6.86
Noninterest-Earning Assets									
Cash	19,047			16,815			15,266		
Allowance for Loan Losses	(9,625)			(7,913)			(7,081)		
Other Assets	41,530			33,860			30,345		
Total Noninterest-Earning Assets	50,952			42,762			38,530		
Total Assets	$938,283			$816,666			$707,631		
Liabilities and Stockholders' Equity									
Interest-Bearing Liabilities									
Interest-Bearing Deposits									
Interest-Bearing Demand and Savings	$197,316	$ 2,202	1.11%	$171,679	$ 2,217	1.29%	$ 144,459	$ 3,133	2.17%
Other Time	534,732	12,972	2.43	464,200	13,248	2.85	413,835	16,449	3.97
Total Interest-Bearing Deposits	732,048	15,174	2.07	635,879	15,465	2.43	558,294	19,582	3.51
Other Interest-Bearing Liabilities									
Debt	61,556	2,366	3.84	55,379	2,262	4.08	44,864	1,995	4.45
Trust Preferred Securities	17,420	838	4.81	14,434	686	4.75	7,041	416	5.91
Funds Purchased and Securities Sold Under Agreement to Repurchase	307	5	1.63	71	1	1.41	117	3	2.56
Total Other Interest-Bearing Liabilities	79,283	3,209	4.05	69,884	2,949	4.22	52,022	2,414	4.64
Total Interest-Bearing Liabilities	811,331	18,383	2.27	705,763	18,414	2.61	610,316	21,996	3.60
Noninterest-Bearing Liabilities and Stockholders' Equity									
Demand Deposits	63,457			52,745			45,489		
Other Liabilities	4,458			4,315			3,916		
Stockholders' Equity	59,037			53,843			47,910		
Total Noninterest-Bearing Liabilities and Stockholders' Equity	126,952			110,903			97,315		
Total Liabilities and Stockholders' Equity	$938,283			$816,666			$707,631		
Interest Rate Spread			3.61%			3.42%			3.26%
Net Interest Income		$33,809			$28,282			$23,895	
Net Interest Margin			3.81%			3.65%			3.57%


COLONY
BANKCORP, INC

Quantitative and Qualitative Disclosures About Market Risk (Continued)

(1) The average balance of loans includes the average balance of nonaccrual loans. Income on such loans is recognized and recorded on the cash basis. Taxable equivalent adjustments totaling $132, $121 and $123 for 2004, 2003 and 2002 respectively, are included in interest on loans. The adjustments are based on a federal tax rate of 34 percent.

(2) Taxable-equivalent adjustments totaling $130, $157 and $177 for 2004, 2003, and 2002 respectively, are included in tax-exempt interest on investment securities. The adjustments are based on a federal tax rate of 34 percent with appropriate reductions for the effect of disallowed interest expense incurred in carrying tax-exempt obligations.

Colony Bankcorp, Inc. and Subsidiaries
Interest Rate Sensitivity

The following table is an analysis of the Company's interest rate-sensitivity position at December 31, 2004. The interest-bearing rate-sensitivity gap, which is the difference between interest-earning assets and interest-bearing liabilities by repricing period, is based upon maturity or first repricing opportunity, along with a cumulative interest rate-sensitivity gap. It is important to note that the table indicates a position at a specific point in time and may not be reflective of positions at other times during the year or in subsequent periods. Major changes in the gap position can be, and are, made promptly as market outlooks change.

	Assets and Liabilities Repricing Within					
	3 Months or Less	4 to 12 Months	1 Year	1 to 5 Years	Over 5 Years	Total
($ in Thousands)						
EARNING ASSETS:						
Interest-bearing deposits	$ 3,229	$ 0	$ 3,229	$ 0	$ 0	$ 3,229
Federal Funds Sold	43,997	0	43,997	0	0	43,997
Investment Securities	19,814	2,750	22,564	76,876	13,153	112,593
Loans, net of unearned income	347,227	155,765	502,992	263,459	12,193	778,644
Loans held for sale	1,191	0	1,191	0	0	1,191
Other interest-bearing assets	4,479	0	4,479	0	0	4,479
Total Interest-earning assets	419,937	158,515	578,452	340,335	25,346	944,133
INTEREST-BEARING LIABILITIES:						
Interest-bearing Demand deposits (1)	167,320	0	167,320	0	0	167,320
Savings (1)	38,862	0	38,862	0	0	38,862
Time Deposits	143,533	367,776	511,309	64,650	19	575,978
Other Borrowings (2)	4,950	0	4,950	21,500	35,000	61,450
Subordinated Debentures	19,074	0	19,074	0	0	19,074
Total Interest-bearing liabilities	373,739	367,776	741,515	86,150	35,019	862,684
Interest rate-sensitivity gap	46,198	(209,261)	(163,063)	254,185	(9,673)	81,449
Cumulative interest-sensitivity gap	46,198	(163,063)	(163,063)	91,122	81,449	
Interest rate-sensivitiy gap as a percentage of interest-earning assets	4.89%	(22.16)%	(17.27)%	26.92%	(1.02)%	
Cumulative interest rate-sensitivity as as a percentage of interest-earning assets	4.89%	(17.27)%	(17.27)%	9.65%	8.63%	


COLONY
BANKCORP, INC

Colony Bankcorp, Inc. and Subsidiary
Interest Rate Sensitivity (Continued)

(1) Interest-bearing Demand and Savings Accounts for repricing purposes are considered to reprice within 3 months or less.

(2) Short-term borrowings for repricing purposes are considered to reprice within 3 months or less.

The foregoing table indicates that we had a one year negative gap of ($163) million, or (17.27) percent of total assets at December 31, 2004. In theory, this would indicate that at December 31, 2004, $163 million more in liabilities than assets would reprice if there were a change in interest rates over the next 365 days. Thus, if interest rates were to decline, the gap would indicate a resulting increase in net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and our supporting liability can vary significantly while the timing of repricing of both the assets and our supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as a basis risk and, generally, relates to the repricing characteristics of short-term funding sources such as certificates of deposits.

Gap analysis has certain limitations. Measuring the volume of repricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepay speeds as interest rates decrease, basis risk, or the benefit of non-rate funding sources. The majority of our loan portfolio reprices quickly and completely following changes in market rates, while non-term deposit rates in general move slowly and usually incorporate only a fraction of the change in rates. Products categorized as non-rate sensitive, such as our noninterest-bearing demand deposits, in the gap analysis behave like long term fixed rate funding sources. Both of these factors tend to make our actual behavior more asset sensitive that is indicated in the gap analysis. In fact, we experience higher net interest income when rates rise, opposite what is indicated by the gap analysis. In fact, during the recent period of declines in interest rates, our net interest margin has declined. Therefore, management uses gap analysis, net interest margin analysis and market value of portfolio equity as our primary interest rate risk management tools.

Return on Assets and Stockholder's Equity

The following table presents selected financial ratios for each of the periods indicated.

	Year Ended December 31		
	2004	2003	2002
Return on Assets	**0.86%**	0.83%	0.81%
Return on Equity	**13.67%**	12.66%	12.01%
Dividend Payout	**22.34%**	22.73%	21.36%
Equity to Assets	**6.19%**	6.45%	6.58%

Future Outlook

Colony is an emerging company in an industry filled with nonregulated competitors and a rapid pace of consolidation. The year brings with it new opportunities for growth in our existing markets, as well as opportunities to expand into new markets through acquisitions and denovo branching. Colony completed the acquisition of Quitman Federal during 2002 and with the Quitman acquisition opened a branch in the Valdosta/Lowndes County market during the first quarter of 2003. The company has purchased real estate for a second location in Lowndes County that should open in the second quarter 2005. The company purchased real estate in the Dougherty/Lee Counties market during 2002 and has constructed its third office that opened in early 2004. Additionally, real estate was purchased in the Thomas County market for a future office. Other areas of interest in South and Central Georgia include Glynn, Ware, and Chatham Counties, with annual retail sales greater than $650 million and a population greater than 35,000. The company opened a loan production office in Savannah during first quarter 2004 and has purchased real estate for a branch office to open in 2005. In addition, the company opened its second office in Tift County during third quarter 2004. In addition, the Company acquired Flag-Thomaston office on March 19, 2004. The office, with current deposits of approximately $40 million, will allow Colony to compete in Upson County and Muscogee County Georgia. The company opened a loan production office in Columbus, Georgia during third quarter 2004. The company has purchased real estate for a second office in Warner Robins that should open during the last half of 2005.

The Affiliate Footprint

Colony Bank
Houston County

Colony Bank
Dodge - Chester

Colony Bank
Dodge - Eastman

Colony Bank
Treutlen

Colony
Managment
Services

Colony Bankcorp
Corporate Offices

Colony Bank
Savannah LPO

Colony Bank
Southeast - Broxton

Colony Bank
Southeast
Two Douglas Locations:
Palms Office
and West Ward Street

Colony Bank
Thomaston

Colony Bank
Wilcox - Rochelle

Colony Bank
Columbus LPO

Colony Bank
Wilcox - Pitts

Colony Bank
Crisp

Colony Bank
Ashburn

Colony Bank
Leesburg

Colony Bank
Ledo

Georgia First
Mortgage
Company

Colony Bank
Chehaw

Colony Bank
Worth

Colony Bank
Colquitt

Colony Bank
Tift
Two locations:
605 West 2nd Street
and Tifton Village

Colony Bank
Quitman, FSB

Colony Bank
Valdosta

Colony Bank
Fitzgerald


COLONY
BANKCORP, INC


COLONY
BANK
ASHBURN

OFFICERS

J. Ray Nipper, President & CEO
Barbara A. Perry, Executive Vice President / Secretary
Willis Sims, City President, Colony Bank Lee
J. Thomas Carter, City President, Colony Bank Crisp
Al Ross, President, Georgia First Mortgage
Al Shanklin, Senior Vice President
Jayne Dalrymple, Vice President, Branch Manager
Jimmy Cooper, Vice President, Colony Bank Chehaw
Lisa Cannon, Banking Officer, Colony Bank Lee
Benita Oliver, Assistant Cashier / BSA
Diane Wideman, Assistant Cashier
Shirley Whiddon, Loan Administration Officer
Kellie Bledsoe, Banking Officer, Colony Bank Crisp
Helen Kennedy, Vice President, Manager, Colony Bank Lee
Marvin Pitts, Assistant Vice President, Colony Bank Ledo
Marcia Skinner, Loan Compliance Officer
Jerry Richards, City President, Thomaston
Robert Presley, Vice President, Thomaston
Pam Watkins, Vice President, Thomaston
Carla Lord, Assistant Vice President, Thomaston
Dennis Kendrick, City President, Colony Bank Columbus

DIRECTORS

W.B. Roberts, Jr., Chairman
Russell Adams
Robert Cochran
Tommy Jowers
Joel A. McNair
Charles Myler
Edward Mitchell
J. Ray Nipper
Walter P. Patten
Jerry Parker
Charles B. Perry
Ray Wilson

Advisory Boards

Colony Bank, Lee

Tommy Jowers
J. Ray Nipper
Walter P. Patten
James Sizemore
Charles Myler

Colony Bank, Crisp

Russell Adams
J. Thomas Carter
J. Ray Nipper
Walter P. Patten
Louis Perlis
Don T. Tucker

Thomaston

Reshann Adams
Dr. Samuel Brewton, Jr.
Robert Cochran
Wayne Driver
David Dunaway
Jere Greer
George Hightower, Jr.
Calvin Hopkins
Norman Morris
Wallace Rhodes


Total YE Assets (000's)
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
0
$181,922
$223,229
$253,487
$273,919
$320,850
2000
2001
2002
2003
2004


Colony Bank Thomaston
206 North Church Street
Thomaston
Colony Bank Columbus
6298 Veterans Parkway
Suite 3G
Columbus
Colony Bank Chehaw
716 Philema Road
Albany
Colony Bank Crisp
1031 East 24th Avenue
Cordele
Colony Bank Ashburn
515 East Washington Street
Ashburn
Colony Bank Lee
137 Robert B. Lee Drive
Leesburg
Colony Bank Ledo
2609 Ledo Road
Albany


COLONY
BANK
DODGE

OFFICERS

Mark H. Turner, President & CEO
J.E. Kirkley, Jr., Vice President
Debra Sheffield, Vice President
Kim Bowen, Assistant Vice President
Wilton D. Harrington, Banking Officer
Doyce Mullis, Jr., City President, Treutlen County
Glenda Heath, Assistant Vice President

DIRECTORS

Guy Weatherly, Jr., Chairman
Terry L. Coleman
M. Frederick Dwozan, Jr.
Gerald Hooks
William T. Howell
William R. Lowery
Larry Sanders
Larry Stevenson
Joe D. Taylor
Mark H. Turner

Advisory Board
Colony Bank Treutlen

Blake Dennard
John J. Ellington
Gerald Hooks
Doyce Mullis, Jr.
Laurianne Pullen
Andy Thompson
Mark H. Turner


Total YE Assets (000's)
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
$50,292
$58,421
$62,836
$71,785
$71,475
2000
2001
2002
2003
2004


Colony Bank Treutlen
310 Main Street West
Soperton
Colony Bank of Dodge County
Main Street
Chester
Colony Bank of Dodge County
5510 Oak Street
Eastman


COLONY
BANK
SOUTHEAST

OFFICERS

Al D. Ross, President & CEO
Lee Bagwell, Senior Vice President
Charlene Hall, Vice President
Alicia Rucker, Vice President
Danette Musgrove, Assistant Vice President
Shelia Butler, Assistant Vice President
Reagan Miller, Assistant Vice President
Sherry Paulk, Banking Officer
Lea D. Phillips, Mortgage Banking Officer
Mike Miller, City President, Savannah LPO
Tommy Lightfoot, Senior Vice President, Savannah LPO
David Sayers, Jr., Vice President, Business Development, Commercial Lending
Linda Moseley, Assistant Vice President

DIRECTORS

B. Gene Waldron, Chairman
Roy Lindsey
James D. Minix
Alvin L. Ricketson, Jr.
Charles W. Ricketson, Sr.
Al D. Ross
Jon Worrell


Total YE Assets (000's)
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
0
$61,539
$72,510
$83,632
$92,334
$119,277


Colony Bank Southeast
401 Alabama Street North
Broxton
Colony Bank Savannah
6600 Abercorn Street
Savannah LPO
Colony Bank Southeast
– Palms Office
1351 A SE Bowens Mill Road
Douglas
Colony Bank Southeast
625 West Ward Street
Douglas


COLONY
BANK
OF FITZGERALD

OFFICERS

Fitzgerald Office

Larry E. Stevenson, President & CEO
T. Clay Sanders, Vice President / Agricultural Officer / Security Officer
W. Mike Smith, Vice President / Secretary
Edward McIntyre, Vice President
Donna Padgett, Vice President / Compliance Officer
Cheryl Seagroves, Vice President / Mortgage / Consumer Loan Officer
Mary Spicer, Banking Officer
Tammie Sheppard, Loan Compliance Officer
Christine J. Stone, Human Resources Officer / Public Relations
Jennifer Wiley, Assistant Banking Officer

Warner Robins Office

William D. Gresham, President
Kirk W. Scott, Vice President
H. Earl Spivey, Vice President
Cathy Cotton, Assistant Vice President / Consumer Loan Officer
Eddie Carter, Public Relations Officer

DIRECTORS

Robert W. Chasteen, Chairman
Ted Cowan, Vice Chairman
Van Waters, Secretary
Scott L. Downing
Wilkie F. Glenn
William J. Hammond
Michael J. Long
Eugene L. Mason
Mark H. Massee
Al D. Ross
Larry E. Stevenson

EMERITUS DIRECTORS

Harold E. Kimball
Marion H. Massee, III
Ben B. Mills, Jr.

Advisory Board Warner Robins Office

David Davidson, III
D. Warren Faircloth
William D. Gresham
Dr. Hugh R. Hill
Michael J. Long
Larry E. Stevenson
Larry Thomson


Total YE Assets (000's)
$175,000
$150,000
$125,000
$100,000
$75,000
$50,000
$25,000
0
$113,592
$125,265
$140,946
$149,557
$166,604
2000
2001
2002
2003
2004


Colony Bank of Houston County
1291 S. Houston Lake Road
Warner Robins
Colony Bank of Fitzgerald
302 South Main Street
Fitzgerald
Colony Bank of Fitzgerald
Highway 129 South
Fitzgerald


COLONY
BANK
QUITMAN, FSB

OFFICERS

Melvin E. Plair, President & CEO
Peggy Forgione, Executive Vice President
Kenneth P. Elsberry, Vice President
Brenda C. Renfroe, Vice President
Eddie Smith, City President, Colony Bank Valdosta
Louie C. Flythe, Jr., Vice President, Colony Bank Valdosta
Lee Carmichael, Assistant Vice President, Quitman

DIRECTORS

Claude R. Butler, Chairman
Robert L. Cunningham, III, Vice Chairman
Terry L. Hester
Walter B. Holwell
Daniel M. Mitchell, Jr.
Walter P. Patten
Melvin E. Plair
Joseph L. Johnson, Sr.
John W. Romine

Advisory Board Colony Bank Valdosta

H. Michael Davis
Joseph L. Johnson, Sr.
Melvin E. Plair
G. Edward Smith, III


Total YE Assets (000's)
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
0
$67,974
$75,666
$91,104
$109,010
At Acquisition 3/29/02
2002
2003
2004


Colony Bank Quitman, FSB
602 East Screven Street
Quitman
Colony Bank Valdosta
2910 North Ashley Street
Valdosta


COLONY
BANK
WILCOX

OFFICERS

Ricky Freeman, President & CEO
Terry L. Hester, Secretary / CFO
Mike Rice, Vice President
Nic Worthy, Assistant Vice President
Rhonda Henderson, Banking Officer
Katherine Holliday, Loan Administrative Officer

DIRECTORS

Bobby Gibbs, Jr., Chairman
Ronnie Conner
Ricky Freeman
Terry L. Hester
Robert H. McLeod, Jr.


Total YE Assets (000's)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
$34,117
$41,111
$45,274
$50,949
$51,504
2000
2001
2002
2003
2004


Colony Bank Wilcox
920 1st Avenue
Rochelle
Colony Bank Wilcox
113 South 8th Street
Pitts


COLONY
BANK
WORTH

OFFICERS

Walter P. Patten, President & CEO
Johnny E. Sumner, Senior Vice President
Dan Alexander, City President, Colony Bank Worth
Kathy A. Mims, Vice President
Nancy Dawson, Banking Officer
Clint Hurst, Assistant Vice President, Colony Bank Tift
John Gandy, City President, Colony Bank Colquitt
Richard Edwards, Vice President, Colony Bank Colquitt
L.A. Womack, III, Branch Manager, Tift

DIRECTORS

Thomas E. Bozeman
Oren H. Harden, Jr.
Davis W. King
James D. Minix
S. Cecil Musgrove
Walter P. Patten
Mike D. Roberts, Sr.
Jonathan Ross
Tommy R. Snipes


Total YE Assets (000's)
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
0
$75,280
$98,122
$114,041
$139,257
$158,468
2000
2001
2002
2003
2004


Colony Bank Worth
601 North Main Street
Sylvester
Colony Bank Tift
Two Locations:
605 West 2nd Street
and Tifton Village
Colony Bank Colquitt
621 East Bypass NE
Moultrie


GeorgiaFirst
MORTGAGE COMPANY

OFFICERS

Al D. Ross
Interim President

Gail Lawrence
Secretary / Treasurer

DIRECTORS

Al D. Ross, Chairman
President & COO
Colony Bankcorp, Inc.

J. Ray Nipper
President & CEO
Colony Bank Ashburn

Larry E. Stevenson
President & CEO
Colony Bank of Fitzgerald

Walter P. Patten
President & CEO
Colony Bank Worth

Terry Hester
EVP & CFO
Colony Bankcorp, Inc.

Melvin E. Plair
President & CEO
Colony Bank Quitman, FSB

Operational Highlights

	2004	2003	2002
Number of Loans Closed	357	755	542
Dollar Volume of Loans Closed	$38,305,283	$ 84,263,777	$ 53,805,158


COLONY
MANAGEMENT
SERVICES

OFFICERS

W. David Griffin, President & CEO
John L. Shipes, Controller
Larry Herndon, Senior Vice President
Gregory H. Walls, Vice President & CIO
Henry F. Brown, Jr., Vice President
Patricia Dickson, Corporate BSA, Privacy & Compliance Officer
Martha Mulkey, Senior Audit Officer
Jimmy Barnes, Information Security Officer
Susan Bryant, Information Technology Operations Officer
Greg Judy, Information Technology Operations Officer
Regina Judy, Operations Officer
Cheryl Kendrick, Operations Officer
Walter P. Patten, Secretary

DIRECTORS

L. Morris Downing, Jr.
Harold E. Kimball
Marion H. Massee, III
Walter P. Patten
Al D. Ross
W. David Griffin

Operational Highlights

	2004	2003
Number of Loans Reviewed:		
Colony Bank Ashburn	443	498
Colony Bank of Dodge County	261	214
Colony Bank of Fitzgerald	522	466
Colony Bank Southeast	316	216
Colony Bank Wilcox	223	190
Colony Bank Worth	334	427
Colony Bank Quitman, FSB	405	338
	2,504	**2,349**
Amount of Loans Reviewed:		
Colony Bank Ashburn	$ 120,953,672	$ 142,971,990
Colony Bank of Dodge County	25,360,811	29,681,856
Colony Bank of Fitzgerald	95,579,738	70,699,115
Colony Bank Southeast	83,467,034	54,542,227
Colony Bank Wilcox	19,764,472	23,096,352
Colony Bank Worth	63,093,445	59,573,602
Colony Bank Quitman, FSB	50,942,368	37,253,214
	$ 459,161,540	**$ 417,818,356**



Market Makers For Colony Bankcorp, Inc. Common Stock

Sterne, Agee & Leach, Inc.
Keith McMahan
Vice President
Atlanta, Georgia (800) 239-6921

Morgan Keegan & Co.
Leonard Seawell
Senior Vice President
Atlanta, Georgia (888) 774-5422

Salomon Smith Barney, Inc.
Richard B. Hicks, III
First Vice President / Investments
Macon, Georgia (800) 926-2136

Trident Securities
Andy Garrett
Associate
Atlanta, Georgia (800) 340-6321

Fig Partners, LLC
Eric Lawless
Vice President
Atlanta, Georgia (866) 344-2657

Colony Bankcorp, Inc. Common Stock is quoted on the NASDAQ National Market under the symbol "CBAN".

Colony Bankcorp, Inc. Shareholder Information

Corporate Headquarters:
Colony Bankcorp, Inc.
Post Office Box 989
115 South Grant Street
Fitzgerald, Georgia 31750
Telephone (229) 426-6000

Annual Meeting:
Tuesday, April 26, 2005, 6:00 P.M.
Colony Bankcorp, Inc.
Corporate Offices
115 South Grant Street
Fitzgerald, Georgia 31750

Independent Auditors:
McNair, McLemore,
Middlebrooks & Co., LLP
Post Office Box One
Macon, Georgia 31202

Shareholder Services:
Shareholders who want to change the name, address, or ownership of stock; to report lost, stolen or destroyed certificates; or to consolidate accounts should contact:

SunTrust Bank, Atlanta
P.O. Drawer 4625
Atlanta, Georgia 30302-4625
Telephone (800) 568-3476


COLONY
BANKCORP, INC

Member FDIC

115 South Grant Street • P.O. Box 989 • Fitzgerald, Georgia 31750
Phone 229-426-6000 • Fax 229-426-6039
www.colonybank.com


EQUAL HOUSING
LENDER